KELSO TECHNOLOGIES INC.

ANNUAL REPORT

For the Year Ended

December 31, 2020

(Expressed in US Dollars unless otherwise indicated)

Kelso Technologies Inc. Management Discussion and Analysis Year Ended December 31, 2020 (Expressed in US Dollars unless otherwise indicated)	Page 2 of 24

MANAGEMENT DISCUSSION AND ANALYSIS

GENERAL

The following Management Discussion and Analysis ("MD&A") of the operations and financial condition of Kelso Technologies Inc. (the "Company" or "Kelso") provides an overview of significant developments that have affected the Company's performance during the year ended December 31, 2020.  It should be read in conjunction with the audited consolidated financial statements of the Company together with the related notes thereto for the year ended December 31, 2020.

The audited consolidated financial statements for the year ended December 31, 2020 referred to in this MD&A have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").  The following MD&A and the Company's audited consolidated financial statements were approved by the Audit Committee and the Board of Directors on March 12, 2021.

All amounts herein are expressed in United States dollars (the Company's functional currency) unless otherwise indicated.

References to EBITDA in this MD&A refer to net earnings from continuing operations before interest, taxes and tax recoveries, amortization, deferred income tax recovery, unrealized foreign exchange losses, non-cash share-based expenses (Black-Scholes option pricing model) and write-off of assets.  EBITDA is not an earnings measure recognized by IFRS and does not have a standardized meaning prescribed by IFRS.  Management believes that EBITDA is an alternative measure in evaluating the Company's business performance.  Readers are cautioned that EBITDA should not be construed as an alternative to net income as determined under IFRS; nor as an indicator of financial performance as determined by IFRS; nor a calculation of cash flow from operating activities as determined under IFRS;  nor as a measure of liquidity and cash flow under IFRS.  The Company's method of calculating EBITDA may differ from methods used by other issuers and, accordingly, the Company's EBITDA may not be comparable to similar measures used by any other issuer.

LEGAL NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains "forward-looking statements" within the meaning of applicable securities laws that reflect the Company's current expectations, forecasts and assumptions.  Generally, forward looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words or phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved".

Such forward looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results expressed or implied by such forward looking statements.

These include but are not limited to the economic condition of the railroad industry, which is affected by numerous factors beyond the Company's control including slow sales cycles, creation and adoption of new technologies, the existence of present and possible government regulation and competition.  Although Kelso believes the Company's anticipated future results, performance or achievements expressed or implied by the forward-looking statements are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct.  The reader should not place undue reliance on forward-looking statements as such statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements.  Such risks and uncertainties include, without limitation; the risk that the Company's products may not work as well as expected; the Company may not be able to break in to new markets because such markets are served by strong and embedded competitors or because of long-term supply contracts; the Company may not be able to grow and sustain anticipated revenue streams; the Company may have underestimated the cost of product development and the time it takes to bring products to market; the Company may not be able to finance the Company's intended product development; that Management may not be able to continue to initiate new product strategies to secure a more reliable growth of financial performance in the future; the Company's products may not sell as well as expected, and competitors may offer better or cheaper alternatives to the Company's products; the Company's technologies may not be patentable, and if patents are granted, the Company may not be able to protect the Company's investment in intellectual property if the Company's patents are challenged; the Company's intended technologies may infringe on the intellectual property of other parties; the Company may not have any parties interested in licensing the Company's technology as expected and certain other risks detailed from time-to-time in Kelso's public disclosure documents.

Kelso Technologies Inc. Management Discussion and Analysis Year Ended December 31, 2020 (Expressed in US Dollars unless otherwise indicated)	Page 3 of 24

Although the Company has attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that could cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.

Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made.  Readers are advised to consider such forward-looking statements in light of the risks set forth in the Risks and Uncertainties section of this MD&A (Page 18).  The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.  Additional information about the Company and Kelso's business activities is available under the Company's profile on SEDAR at www.sedar.com  in Canada and on EDGAR at www.sec.gov in the United States or the Company's website at www.kelsotech.com.

DATE OF REPORT

March 12, 2021

SUMMARY OF RESULTS FOR THE YEARS ENDED DECEMBER 31

Year ended December 31	2020	2019	2018
Revenues	$11,149,130	$20,550,682	$12,716,596
Gross profit	$4,792,678	$9,582,879	$5,287,216
Gross profit margin	43%	47%	42%
Operating expenses	$5,768,476	$6,087,357	$4,955,448
Taxes	$248,992	$99,077	$(251,164)
Net income (loss)	$(1,307,890)	$3,334,043	$194,453
Basic and diluted earnings (loss) per share	$(0.03)	$0.07	$0.00
Non-cash expenses	$1,436,209	$899,296	$808,011
EBITDA	$366,157	$4,233,339	$1,002,464
Liquidity and Capital Resources
Working capital	$6,251,893	$7,937,873	$4,469,882
Cash	$1,049,049	$4,418,236	$1,246,244
Accounts receivable	$535,659	$1,824,563	$1,224,235
Net equity	$10,960,923	$11,845,275	$8,165,734
Total assets	$12,016,515	$13,731,571	$9,944,990
Common shares outstanding	47,170,086	47,170,086	47,170,086

Kelso Technologies Inc. Management Discussion and Analysis Year Ended December 31, 2020 (Expressed in US Dollars unless otherwise indicated)	Page 4 of 24

CORPORATE OVERVIEW

Kelso is a diverse product engineering company that specializes in the development, production and distribution of proprietary equipment used in transportation applications.  Over the past decade the Company's reputation has been earned as a developer and reliable supplier of high quality rail tank car equipment used in the handling and containment of hazardous and non-hazardous commodities during transport.

All Kelso products are developed with emphasis on economic and operational advantages to customers while mitigating the impact of human error and environmental releases.  The Company offers specialized rail tank car and truck tanker equipment, no-spill fuel loading systems, first responder emergency response equipment and "road-to-no-road" suspension systems for motor vehicles being used in rugged wilderness terrains.

Over the last eight years the Company has established itself as a leading North American producer and supplier of specialized rail tank car equipment.  The Company's core rail tank car products include pressure relief valves, top ball valves, vacuum relief valves and bottom outlet valves as well as a proprietary one-bolt manway.  These products provide some of the key elements of a rail tank car's structure to ensure the safe handling and containment of hazardous materials during transport.  With a solid history of innovative technology solutions and a reputation anchored by the reliability of supply, the Company serves many of North America's largest tank car builders and shippers with a wide range of custom engineering and production services.

The Company's common shares are publicly traded on the Toronto Stock Exchange under the trading symbol KLS and the NYSE American Exchange under the trading symbol KIQ.  The Company is listed on the Toronto Stock Exchange on May 22, 2014 and on the NYSE American Exchange on October 14, 2014.  The Company operates in combination with the Company's wholly owned subsidiaries Kelso Technologies (USA) Inc, KIQ X Industries Inc., Kel-Flo Industries Inc. (formerly Kelso Innovative Solutions Inc.), KIQ Industries Inc. and KXI™ Wildertec™ Industries Inc.

Over the past five years Management has established multi-million dollar sales of the Company's products to North American rail tank car manufacturers (OEM) and retrofit/repair businesses.  Revenues over the last five audited year end periods were as follows: $11,149,130 for the year ended December 31, 2020; $20,550,682 for the year ended December 31, 2019; $12,716,596 for the year ended December 31, 2018; $6,062,778 for the year ended December 31, 2017; $8,077,143 for the year ended December 31, 2016.

The Company's net earnings (loss) performance over the last five year end periods were as follows:  net loss of $1,307,890 for the year ended December 31, 2020; net income of $3,334,043 for the year ended December 31, 2019; net income of $194,453 for the year ended December 31, 2018; a net loss of $5,015,911 for the year ended December 31, 2017; a net loss of $2,465,592 for the year ended December 31, 2016.

The rail tank car industry is historically cyclical.  The Company's primary market (hazmat rail tank cars) slowed considerably during the rail recession in 2016 and 2017 and improved in 2018 and 2019 to restore the Company's financial health.  In 2020 the COVID-19 pandemic delivered a powerful economic setback for Kelso as the pandemic reshaped the business dynamics in the rail tank car industry.  Given the unprecedented challenges of this crisis the Company's main focus was the containment of negative impacts on the Company's business model and the protection of the Company's key productive assets.  The Company concentrated on preparedness for post-pandemic normalization and readiness for a strong restart of business growth when all is clear.

Kelso Technologies Inc. Management Discussion and Analysis Year Ended December 31, 2020 (Expressed in US Dollars unless otherwise indicated)	Page 5 of 24

While certain government authorities in North America ordered the closure or minimization of all non-essential business operations in regions where it operates, the Company falls within the exemptions for businesses that provide essential products and workforces that carry out critical manufacturing.  Kelso continued operations at the Company's valve assembly facility in Bonham, Texas while being mindful of the potential impacts of COVID-19 in light of current conditions.

The Company remains committed to the health and safety of the Company's employees, business partners and communities where the Company operates.  Comprehensive and rigorous hygiene policies and employee temperature monitoring practices have been administrated to ensure personnel remained risk free.  Travel has been restricted and the Company's employees that can work from home do so.  Management maintains full adherence to measures put in place by applicable government authorities.

Financial performance in 2020 suffered due to a 46% decline in sales activity over the prior year but operating expenses were reduced by 5% which allowed Kelso to stay cash flow positive (net of non-cash charges).  This economic decline clearly highlighted the seriousness of the potential threat to the Company's business survival.  The OEM rail tank car producers went into hibernation in April 2020 and have yet to return in a meaningful way but the retrofit and repair business remained open allowing the continuation the Company's operations.  Industry experts anticipate that the OEM producers will return to production in 2021 and revenue streams from rail should begin to improve in the back half of 2021 and carry new momentum into 2022 and 2023.

The Company's working capital remained at a healthy level of $6,251,893 as at December 31, 2020 although much of this is invested in inventories for future deliveries.  At year end the Company's available cash reserves for operations were becoming depleted therefore new equity capital in the amount of CAD$6,370,000 (before expenses) was secured subsequent to December 31, 2020.  Capital resources are now expected to protect the Company's ability to conduct ongoing business operations for the foreseeable future.

Rail tank car product development requires long AAR approval processes which continue to impede Kelso's ability to improve sales with additional rail tank car equipment.  The Company has active service field trials in process with the AAR for the Company's new standard profile ceramic ball bottom outlet valve, pressure car pressure relief valve, top ball valve and angle valve although final AAR approval processes take considerable time to complete.  These new product developments have been derived through co-engineering and testing support from the Company's key customers which may strengthen the probability of longer term adoption by the rail industry.

The Company's non-rail product development initiatives concentrate on a wider range of transportation technology products that are designed to provide unique economic benefits and safe operational advantages to commercial customers.  The Company's goal is to spread the Company's business risk to diminish the severe negative impacts of the historic down cycles in the rail industry.

In response to a dismal financial performance in 2017 Management actively looked for new diverse marketplace opportunities outside of the rail industry to pursue.  The overall corporate objectives are to spread business risks to diminish the severe negative impact of reliance on a small number of customers and the historic down cycles in the rail industry.

Kelso, through the Company's wholly owned subsidiary KIQ X Industries (KIQ) is focused on the development of an advanced suspension system (the KXI Suspension System) that can provide for safer, more efficient and environmentally responsible wilderness operations.  The KXI Suspension System is a new pioneer brand (WILDERTEC™) initiated by Kelso to service the niche industry of wilderness transportation technologies.  The Company's goal is to utilize well established automotive engineering practices to solve the challenges of extreme wilderness terrain travel and create opportunities and efficiencies for both industry and public service customers.

Kelso Technologies Inc. Management Discussion and Analysis Year Ended December 31, 2020 (Expressed in US Dollars unless otherwise indicated)	Page 6 of 24

The Phase-One "concept" KXI Suspension System (prototype) included inventor's innovations, engineered production component parts, fabrication tooling and installation of the mechanical KXI Suspension System components on a light duty "host" vehicle.  Multiple prototypes have been mostly completed, tested and performance deficiencies determined with final design specifications still to be dimensioned in the areas of reliable components, user interface and automation functions.  Once completed these design advancements should ensure that KXI Suspension System attains complete compliance with the Canadian Motor Vehicle Safety Standards and the Federal Motor Vehicle Safety Standards in the United States enabling initial commercial fleet sales viability.

Third party wilderness experts have confirmed that the Company's "concept" KXI Suspension System is unique with good market potential.  They confirm that a new non-serviced market exists and is worth pursuit. The KXI Suspension System concept has performed well off road and should allow users to get to wilderness terrain safely with less human fatigue.  It demonstrates better wilderness performance than any other known vehicle and has low environmental impact on the ground.

KIQ will now begin to scale KXI Suspension System to a Heavy-Duty host vehicle which represents a larger more accessible commercial market opportunity.  This strategic direction is expected to have lower R&D costs because of better transmissions, diesel options, better payload and tougher durability.  The Company's KXI Suspension System engineering group includes professional automotive engineers, software and regulatory experts who will push toward final design specifications.  The Company's goal is to ensure the KXI Suspension System secures complete compliance to all federal standards and regional regulations including warranty support from KIQ and host vehicle OEMs.  The Company's experts confirm that there are regulatory advantages to pursue the development of a Heavy-Duty vehicle and the KXI Suspension System development is underway.

The original plans for the KXI Suspension System in 2020 before the negative impacts of the COVID-19 pandemic became reality were to take KXI Suspension System to the final commercial design specifications, regulatory approvals and revenue generation for light duty trucks.  Due to many challenging variables, budgets and problematic R&D discoveries the Company was unable to complete the regulatory approved commercial "blueprint" for the Company's first product offerings of light duty trucks as originally scheduled.  Given that current COVID-19 uncertainties continue to be problematic and unpredictable the Company is carefully revising the Company's R&D objectives.  Kelso had to delay ambitions for light duty truck "pilot" production operations and marketing initiatives.  The Company will be focusing on the Heavy-Duty truck market for 2021 and 2022.

MARKETS AND PRODUCTS

Kelso is working to become a leading developer and supplier of a wide range of proprietary tank car valves designed primarily for use in the hazmat shipment market.  The Company's valves help shippers safely deliver hazmat commodities wherever they need to go in North America.  Customer driven product development and business strategies now bring Kelso's unique competitive advantages with customers as Management pursues the Company's goals of positive financial performance for years to come.

The Company keeps products smart, simple and focused on customer needs.  Kelso concentrates on sound business fundamentals, operational practices, EBITDA returns and careful capital management.  Today, the Company invests in customer driven co-engineered product development to improve the probability of market adoption.  This allows Kelso to prepare marketing initiatives to capitalize on sales opportunities.  Management monitors industry trends and regulated technology requirements to select R&D projects that can be fruitful for the Company's future revenue streams.  The ambition is that the Company's engineering team can proactively resolve issues for customers before reactionary measures are required.

Kelso Technologies Inc. Management Discussion and Analysis Year Ended December 31, 2020 (Expressed in US Dollars unless otherwise indicated)	Page 7 of 24

Currently the Company offers a wide range of proprietary valves and other specialty equipment for rail tank cars and road tankers.  In the 1990's Kelso's origins were based on unique inventions that better served problematic safety issues in the transport of hazmat commodities.  The Company's commercial business evolution began with the adoption of the Company's patented constant force pressure relief valves during the surge in crude-by-rail (CBR) shipments from 2012 to 2015.  Since 2012 the Company has distributed over 77,000 valves generating more than $111 million in revenues.

The Company's products provide a rewarding economic value proposition for all rail tank car stakeholders.  This value includes reliable high-quality equipment, unprecedented warranties, high service standards and short lead times for delivery.  Over the past decade Kelso has been able to develop a niche in the marketplace for many of the Company's products.  Key products include:

Rail and Road Transport Equipment

  Pressure relief valves
  Vacuum relief valves
  Bottom outlet valves (under AAR field service trials)
  Pressure car pressure relief valves (under AAR field service trials)
  Pressure car angle valves (under AAR field service trials)
  Top ball valves (under AAR field service trials)
  One-bolt manways and related equipment
  Emergency response equipment for hazmat first responders
  No spill locomotive fueling equipment
  Other specialty valves, parts, equipment and services

Rail Tank Car Market Indicators

The rail tank car market in North America is not considered a growth industry but rather a cyclical commodity market that is historically unpredictable.  Kelso is focused on growing the rail business through the sales of a wider range of pressure relief valves, vacuum relief valves, ball valves, bottom outlet valves, manway equipment, angle valves and other specialized equipment.

In order to measure and manage rail tank market opportunities the Company analyses the number of total tank car loadings annually to determine best business practices and key commodities to concentrate on in any given period.  The key industry metrics are as follows:

Measure	2014	2015	2016	2017	2018	2019	2020
(In thousands)
Total tank car loadings:	3,502	3,796	3,323	3,375	3,637	3,729	3,600
1. Chemicals (includes ethanol)	1,501	1,651	1,493	1,543	1,577	1,574	1,500
2. Petroleum	784	900	863	941	1,081	1,173	1,100
3. Food	439	452	433	438	452	432	400
4. Crude-by-rail	518	525	281	191	266	339	300

Number of tank cars delivered	35,293	36,065	17,841	8,948	10,455	21,122	15,176
(In thousands of $)
Kelso revenues (1)	$23,817	$18,911	$8,077	$6,063	$12,717	$20,550	$11,149
EBITDA (loss)	$6,844	$386	$(3,056)	$(4,609)	$1,002	$4,233	$366
Earnings (loss)	$4,026	$(2,511)	$(2,466)	$(5,016)	$194	$3,344	$(1,308)

(1) The introduction of new types of valves in 2020 and in future years should favorably impact Kelso's ability to sell more valves per railcar and thus improve the revenue opportunity per new or retrofitted railcar.

Kelso Technologies Inc. Management Discussion and Analysis Year Ended December 31, 2020 (Expressed in US Dollars unless otherwise indicated)	Page 8 of 24

Based on current projections from industry analysts (Freight Transportation Research ("FTR") Associates) total tank car loading levels in 2021 are expected to be slightly above 2020 levels. Industry experts anticipate that the OEM producers will produce approximately 8,800 new tank cars in 2021.  In addition, significant retrofits are being evaluated to address the pending 2023 ethanol regulations as the ethanol industry plans for the appropriate post 2023 fleet size.  New tank car demand is expected to grow to 14,800 tank cars in 2022 and 19,100 tank cars in 2023.  The anticipated upswing in new build and retrofit activity combined with a growing number of qualified Kelso products are expected to fuel new financial growth from rail operations.

The Company will continue to develop new rail products that are anticipated to provide new financial growth opportunities.  The Company's focus on core design objectives that are:

  To ensure public safety by mitigating the potential negative environmental impacts of non-accidental releases of hazardous materials in transit.

  To manage negative and positive pressure within the tank thereby reducing the risks of implosion or explosion ensuring the safe containment of hazardous materials while being loaded, transported and unloaded.

  To improve the customers' operating effectiveness and economic rewards with proven reliable equipment.

  To build reliable equipment featuring high quality milled parts eliminating problematic cast parts that cause a high level of negative performance issues that lead to complex expensive repair logistics for customers.

  To ensure that customers benefit with more profitable in-service time for tank cars.

KXI™ Suspension System

In 2017, in response to the growing problems and the safety of emergency responders fighting wilderness fires Kelso through the Company's wholly owned subsidiary KIQ X Industries Inc. (KIQ) began the development of a unique vehicle suspension system that provided new rapid response "road-to-no-road-and-back" capabilities regardless of the climate or the severity of the terrain.  The KXI Suspension System is a new pioneer brand (WILDERTEC™) initiated by Kelso to service the niche industry of wilderness transportation technologies.  The Company's goal is to utilize well established automotive engineering practices to solve the challenges of extreme wilderness terrain travel and create opportunities and efficiencies for both industry and public service customers.

The catalyst to the Company's interest in this business development opportunity were the requests to the engineering community from governments, firefighters, emergency responders and other stakeholders for the creation of better technologies that can better respond to threats to public safety and better protection of firefighters in the wilderness.

The Company considered the engineering challenge and ambition worth pursuit as environmental experts continue to warn that that the net damage costs of climate change events are likely to significantly increase in the upcoming years due to intensified weather events such as wildfires, hurricanes, tornadoes, flooding and drought.  Wilderness and populated areas will be in harms way and society will have to respond to these events with better capabilities, faster response times and improved effectiveness to preserve human lives and property damage.

Kelso Technologies Inc. Management Discussion and Analysis Year Ended December 31, 2020 (Expressed in US Dollars unless otherwise indicated)	Page 9 of 24

The basic design premise of KXI Suspension System is to manage the center-of-gravity to better balance a wheeled vehicle with automated gyroscopic controlled air suspension.  This ensures that the driver, passengers and payload remain in a stable level position when driving in difficult remote wilderness terrains including extreme hills and side-hill challenges.  The Company's testing has confirmed that commercial stakeholders can expect the KXI Suspension System to provide:

  All weather - all terrain "Road-To-No-Road" emergency response capabilities that eliminates time consuming trailer transportation costs for heavy equipment needed in difficult service areas.

  Better mobility with dual steering technologies for commercial customers who must operate in extreme rough wilderness terrains in wheeled vehicles for the purpose of safely reaching remote destinations with multiple passengers and maximum payload with minimal negative impact on the environment.

  Low environmental impact where the KXI Suspension System reduces nominal ground pressure of the vehicle (floatation weight) to under the government's recommended 2 PSI resulting in no traceable disturbance or negative impact on the ground, wildlife or plant life.

  Gyroscopic balanced ride improves access in heavily sloped wilderness areas and provides higher speed of response to emergency events.

  Cost reductions when helicopters, track-based vehicles and heavy equipment transport can be diminished by less expensive KXI equipped vehicles.

PRODUCTION FACILITIES

Kelso currently operates two rail equipment production and R&D facilities totaling 50,000 square feet in Bonham, Texas.  The Company is fully qualified and certified to produce products for the railroad and other industries.  The Company has been granted the required certifications including holding an AAR M1002 Class D Registration and AAR M1003 Quality Assurance System Certification for the Company's production facilities from the AAR.

KXI Suspension System R&D operations are located in Kelowna, British Columbia, Canada.  The Company has produced several "concept" KXI Suspension System equipped production prototypes that form the foundation of the Company's pre-production program.  Due to many challenging variables, budgets and problematic R&D discoveries in 2020 the Company was unable to complete the regulatory approved commercial "blueprint" for the Company's first product offerings as originally scheduled.  Given that current COVID-19 uncertainties continue to be problematic and unpredictable the Company is carefully revising the Company's R&D objectives and schedules.  The Company remains optimistic about the long term prospects for the KXI Suspension System however, Kelso has had to delay ambitions for the light duty truck "pilot" production operations and marketing initiatives.

PUBLIC INFORMATION POLICY

The Company advises the public about i the Company's business progress by way of quarterly and consolidated annual financial statements as well as MD&A reports for those periods.  The Company will issue press releases announcing material events that affect the business health of the Company in accordance with the policies and guidelines of the Toronto Stock Exchange and the NYSE American Exchange.  The Company does not give investment advice to investors and does not respond to solicitations to discuss privileged information from the public in accordance with securities laws in Canada and the United States.

Kelso Technologies Inc. Management Discussion and Analysis Year Ended December 31, 2020 (Expressed in US Dollars unless otherwise indicated)	Page 10 of 24

Further, Kelso does not provide forward looking revenue projections to the public.  Kelso is a product development enterprise and Management is unable to measure or determine the future financial impact related to new rail regulations, uncertain technology adoption strategies of customers and the cyclical conditions surrounding the rail tank car industry.  All of these factors are well beyond the control of Kelso.

RESULTS OF OPERATIONS

The financial results for the year ended December 31, 2020 are representative of a light industrial organization that continues to build the Company's brand through the design, development and marketing of a diverse range of rail and automotive transportation equipment.  The COVID-19 pandemic delivered a powerful economic setback for Kelso in 2020 as the Company reshaped the business dynamics in the rail tank car industry.  Given the unprecedented challenges of this crisis the Company's main focus is the containment of negative impacts on the Company's business model and the protection of the Company's key productive assets.  The Company is concentrating on preparedness for post-pandemic normalization, scheduled product development and readiness for a strong restart of business growth when all is clear.

Financial performance in 2020 suffered due to a 46% decline in sales activity over the prior year however operating expenses were reduced by 5% which allowed Kelso to stay cash flow positive (net of non-cash items).  This economic decline clearly highlighted the seriousness of the potential threat to the Company's business survival.  The OEM rail tank car producers went into hibernation in April 2020 and have yet to return in a meaningful way however, the retrofit and repair business remained open allowing the continuation of the Company's operations.

In 2017 Management completed the implementation of new business processes, new management personnel, development of new products for rail and automotive markets and revamping how the Company approaches the Company's marketing and sales processes.  The result is that the Company operates more effectively with improved EBITDA performance and encouraging business growth prospects.

Revenues, corresponding expenses, financial performance and capital management during the year ended December 31, 2020 reflected Kelso's continued ability to manage the Company's capital resources and generate reasonable performance results in accordance with the Company's revised COVID-19 strategic plans.  Financial results reflect the revenues and related operational costs of marketing, producing and distributing the Company's proven line of rail tank equipment and key investments in new product development and production capability associated with a more diverse product mix in both rail and automotive markets.

The Company's strategic plans require Kelso to make ongoing investments in the Company's production capacity (including equipment, lease costs, training and qualifying human resources); railroad regulatory filings; liability insurance; marketing initiatives; independent lab testing and outsourced specialized industrial engineering services; new patent applications; regulatory public company administration processes in Canada and the United States; pre-sales production planning and tooling for the Company's growing portfolio of rail and automotive products.  These costs are written off in the period when they occur and their impact is reflected in the reported financial performance of the Company in the period in which they were incurred.

Kelso Technologies Inc. Management Discussion and Analysis Year Ended December 31, 2020 (Expressed in US Dollars unless otherwise indicated)	Page 11 of 24

Year ended December 31, 2020

For the year ended December 31, 2020, the Company reported a net loss of 1,307,890 ($0.03 per share) against revenues of $11,149,130 compared to a net income of $3,334,043 ($0.07 per share) against revenues of $20,550,682 for the year ended December 31, 2019.

Gross profit margin returns were $4,792,678 (43% of revenues) for the year ended December 31, 2020 compared to $9,582,879 (47% of revenues) for the year ended December 31, 2019.  Gross profit margin decreased slightly due to increased material costs.

Total operational expenses declined to $5,768,476 for the year ended December 31, 2020 compared to $6,087,357 for the year ended December 31, 2019.  Expenses were reduced by 5% and fell in line with Management's COVID-19 revised strategic plans and expectations to facilitate the current rail business and the development of the Company's KXI Suspension System.

EBITDA for the year ended December 31, 2020 and 2019 has been calculated as follows:

	Year ended December 31, 2020	Year ended December 31, 2019
Net income (loss)	$(1,307,890)	$3,334,043
Share-based expense	$423,538	$345,498
Unrealized foreign exchange loss (gain)	$(11,254)	$27,698
Amortization	$898,705	$384,827
Bad debt recovery	$-	$(20,206)
Inventory write off	$114,066	$62,402
Income tax	$248,992	$99,077
EBITDA	$366,157	$4,233,339

Factors in the reported income for the year ended December 31, 2020 include expenses related to ongoing marketing initiatives in the amount of $365,193 (2019 - $288,893) and related travel costs of $52,497 (2019 - $197,293).  These expenses are related to ongoing marketing programs for existing and new products.  Travel costs have been greatly minimized due to COVID 19 "work-from-home" circumstances.

A key component of the Company's future business growth is the research, design, testing and qualification of new rail and automotive products.  During the year ended December 31, 2020 the Company's industrial product design and development costs were $1,391,712 (2019 - $1,129,007).  In addition to the Company's ongoing rail equipment R&D the majority of these expenses relates to design and continuing testing of the Company's KXI Suspension System.  New product developments are necessary to provide diverse opportunities for Kelso to grow the Company's future revenues beyond the COVID-19 crisis from new markets.  The Company's goal is to diminish the financial effects of a historically cyclical rail tank car market with non-rail product development.

Kelso Technologies Inc. Management Discussion and Analysis Year Ended December 31, 2020 (Expressed in US Dollars unless otherwise indicated)	Page 12 of 24

Management continues to carefully manage both the Company's rail operations and KXI Suspension System development with the goal of new diverse business growth.  This is reflected in the Company's investments in human resources, marketing, sales and production operations for the year ended December 31, 2020.  The Company recorded office and administrative costs of $2,074,623 (2019 - $2,219,711) and Management compensation was $670,269 (2019 - $1,037,586).  Management compensation includes an accrual for contractual Management performance bonuses for the year ended December 31, 2020 of $28,423 (2019 - $496,894).  Management bonuses are accrued by quarter and are paid based upon the audited year-end balance not later than May 15 of the year following.  Management bonuses declined based on the financial performance of the Company.  Consulting fees were $265,507 (2019 - $386,681) while investor relations remained unchanged at $84,000 (2019 - $84,000).

Accounting, audit and legal fees are cost components of the Company's corporate development strategies and the required administration functions of a publicly listed industrial company listed on two stock exchanges.  Costs for these professional audit and legal services were $312,213 for the year ended December 31, 2020 (2019 - $321,945).  This includes ongoing US tax and audit requirements.  Other legal costs relate to an increase in patent applications, public company administration including reorganization costs, the preparation and filing of press releases, documentation and reviewing possible acquisition targets and new business arrangements.  Also included are the costs of complying with the rules and regulations of both the Toronto Stock Exchange and NYSE American Exchange including the complexities of regulatory documentation and Annual Information Form (AIF) and Securities Exchange Commission documentation (20-F).

The Company's functional currency is US dollars but Kelso also holds various assets in Canadian dollars.  The Canadian dollar has remained volatile in value against the US dollar therefore the Company has recorded an unrealized foreign exchange gain of $11,254 for the year ended December 31, 2020.

The Company has recorded an income tax expense of $248,992 for the year ended December 31, 2020 compared to an income tax expense of $99,077 for the year ended December 31, 2019.  The tax expense is calculated on the income for tax purposes which is a result of adjusting accounting income (loss) for non-cash item.  In the past, the Company has had losses to apply against taxes payable, however, those losses were applied in prior years.

CRITICAL ACCOUNTING ESTIMATES

The preparation of consolidated financial statements in conformity with IFRS requires the Company's Management to undertake a number of judgments, estimates and assumptions that affect amounts reported in the consolidated financial statements and notes thereto.  Actual amounts may ultimately differ from these estimates and assumptions.  The Company reviews the Company's estimates and underlying assumptions on an ongoing basis.  Revisions are recognized in the period in which the estimates are revised and may impact future periods.

Information about estimates and assumptions that have the most significant effect on the recognition and measurement of assets, liabilities, income and expenses is provided below.  Actual results may be substantially different.

Kelso Technologies Inc. Management Discussion and Analysis Year Ended December 31, 2020 (Expressed in US Dollars unless otherwise indicated)	Page 13 of 24

(a) Impairment of long-lived assets

Long-lived assets consist of intangible assets and property, plant and equipment.

Determining the amount of impairment of intangible assets requires an estimation of the recoverable amount, which is defined as the higher of fair value less the cost of disposal or value in use.  Many factors used in assessing recoverable amounts are outside of the control of Management and it is reasonably likely that assumptions and estimates will change from period to period.

(b) Useful lives of depreciable assets

The Company reviews the Company's estimate of the useful lives of depreciable assets at each reporting date, based on the expected utilization of the assets.  Uncertainties in these estimates relate to technical obsolescence that may change the utilization of certain intangible assets and equipment.

(c) Inventories

The Company estimates the net realizable value of inventories, taking into account the most reliable evidence available at each reporting date.  The future realization of these inventories may be affected by future technology or other market-driven changes that may reduce future selling prices.  A change to these assumptions could impact the Company's inventory valuation and impact gross margins.

(d) Share-based expense

The Company grants share-based awards to certain officers, employees, directors and other eligible persons.  The fair value of the equity-settled awards is determined at the date of the grant using the Black-Scholes option pricing model.  Option pricing models require the input of highly subjective assumptions, including the expected volatility and expected life of the options.  Changes in these assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options.

(e) Allowance for credit losses

The Company provides for doubtful debts by analyzing the historical default experience and current information available about a customer's credit worthiness on an account by account basis.  Uncertainty relates to the actual collectability of customer balances that can vary from the Company's estimation.  As at December 31, 2020, the Company has made no allowance for doubtful accounts.

LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2020 the Company had cash on deposit in the amount of $1,049,049, accounts receivable of $535,659, prepaid expenses of $162,739 and inventory of $5,462,532 compared to cash on deposit in the amount of $4,418,236, accounts receivable of $1,824,563, prepaid expenses of $96,627 and inventory of $3,394,192 as at December 31, 2019.

The Company has accrued income tax payable of $91,566 as at December 31, 2020 compared to income tax payable of $71,341 as at December 31, 2019.

Kelso Technologies Inc. Management Discussion and Analysis Year Ended December 31, 2020 (Expressed in US Dollars unless otherwise indicated)	Page 14 of 24

The working capital position of the Company as at December 31, 2020 was $6,251,893 compared to $7,937,873 as at December 31, 2019.  Most of the Company's working capital as at December 31, 2020 was comprised of inventories to service future deliveries hence, the Company's available cash reserves for operations were becoming depleted.  Given COVID-19 economic uncertainties new equity capital was secured subsequent to year end.  On March 4, 2021 the Company completed a private placement whereby 7,000,000 units were issued at a price of CAD$0.91 per unit, with each unit being comprised of one common share of the Company and one-half of one common share purchase warrant.  Each whole warrant can be exercised at a price of CAD$1.15 per common share on or before 4:00 p.m. (Vancouver time) on March 4, 2022 and CAD$1.30 on or before 4:00 p.m. (Vancouver time) on March 4, 2023.  The private placement was entirely arm's length and the transaction did not materially affect control of the Company.  Capital resources are now expected to protect the Company's ability to conduct ongoing business operations as planned for the foreseeable future.

Net assets of the Company remained steady at $10,960,923 as at December 31, 2020 compared to $11,845,275 as at December 31, 2019.  The Company had no interest-bearing long-term liabilities or debt as at December 31, 2020.

The Company's post COVID-19 business prospects are encouraging however the Company is in very uncertain times.  No business will be unaffected by the uncertainties surrounding the COVID-19 economy.  There is a strong possibility of further diminishment of the Company's financial performance during 2021 due to the pandemic although the depth of the downturn remains uncertain.  The Company feel that Kelso's debt free financial position and available capital reserves at the date of this report will allow Kelso to make it through the COVID-19 crisis.

Management takes all necessary precautions to minimize risks however additional risks could affect the future performance of the Company.  Business risks are detailed in the Risks and Uncertainties section of this MD&A (Page 18).

SELECTED QUARTERLY INFORMATION

	Three months ended December 31, 2020	Three months ended September 30, 2020	Three months ended June 30, 2020	Three months ended March 31, 2020
Revenues	$1,394,958	$1,586,206	$2,524,538	$5,643,428
Gross profit	$493,918	$600,754	$1,095,680	$2,602,326
Expenses including non-cash items	$1,817,056	$1,282,281	$1,350,108	$1,319,031
Net income (loss) for the quarter	$(1,655,230)	$(681,527)	$(254,428)	$1,283,295
Basic and diluted earnings (loss) per share	$(0.05)	$(0.01)	$(0.00)	$0.03
EBITDA (loss)	$(623,917)	$(449,855)	$35,441	$1,404,488
Common shares outstanding	47,170,086	47,170,086	47,170,086	47,170,086

	Three months ended December 31, 2019	Three months ended September 30, 2019	Three months ended June 30, 2019	Three months ended March 31, 2019
Revenues	$5,303,193	$5,596,031	$3,977,170	$5,674,288
Gross profit	$2,553,236	$2,576,579	$1,708,129	$2,744,935
Expenses including non-cash items	$1,149,218	$1,816,866	$1,467,242	$1,654,031
Net income for the quarter	$1,242,539	$759,713	$240,887	$1,090,904
Basic and diluted earnings per share	$0.03	$0.02	$0.01	$0.02
EBITDA	$1,071,276	$1,257,077	$367,282	$1,537,704
Common shares outstanding	47,170,086	47,170,086	47,170,086	47,170,086

Kelso Technologies Inc. Management Discussion and Analysis Year Ended December 31, 2020 (Expressed in US Dollars unless otherwise indicated)	Page 15 of 24

SELECTED ANNUAL INFORMATION

	Year ended December 31 2020	Year ended December 31 2019	Year ended December 31 2018
Revenues	$11,149,130	$20,550,682	$12,716,596
Cost of goods sold	$6,356,452	$10,967,803	$7,429,380
Gross profit	$4,792,678	$9,582,879	$5,287,216
Expenses including non cash items	$5,768,476	$6,087,357	$4,955,448
Income tax expense (recovery)	$248,992	$99,077	$(251,164)
Net income (Loss) for the year	$(1,307,890)	$3,334,043	$194,453
Number of common shares outstanding	47,170,086	47,170,086	47,170,086
Basic and diluted earnings (Loss) per common share	$(0.03)	$0.07	$0.00
EBITDA(Loss)	$366,157	$4,233,339	$1,017,153
Cash	$1,049,049	$4,418,236	$1,246,244
Working capital	$6,251,893	$7,937,873	$4,469,882
Total assets	$12,016,515	$13,731,571	$9,944,990
Shareholders' equity	$10,960,923	$11,845,275	$8,165,734

OFF BALANCE SHEET TRANSACTIONS

There are no off-balance sheet arrangements which could have a material effect on current or future results of operations or on the financial condition of the Company.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The Company has performed an assessment of new standards issued by the IASB that are not yet effective.  The Company has assessed that the impact of adopting these accounting standards on the Company's consolidated financial statements would not be significant.

FINANCIAL INSTRUMENTS

Financial instruments are agreements between two parties that result in promises to pay or receive cash or equity instruments.  The carrying values of cash, accounts receivable and accounts payable and accrued liabilities approximate their fair values due to their short term to maturity.  The Company has exposure to the following risks from the Company's use of financial instruments:

  Credit risk;
  Liquidity risk; and
  Market risk.

(a) Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation.  Cash is placed with a major Canadian financial institution and the Company's concentration of credit risk for cash and maximum exposure thereto is $1,049,049 as at December 31, 2020 (December 31, 2019 - $4,418,236).

With respect to the Company's accounts receivable, the Company assesses the credit rating of all customers and maintains provisions for potential credit losses, and any such losses to date have been within Management's expectations.  The Company's credit risk with respect to accounts receivable and maximum exposure thereto is $535,659 as at December 31, 2020 (December 31, 2019 - $1,824,563).

Kelso Technologies Inc. Management Discussion and Analysis Year Ended December 31, 2020 (Expressed in US Dollars unless otherwise indicated)	Page 16 of 24

The Company's concentration of credit risk for accounts receivable as at December 31, 2020 with respect to Customer A is $105,820 (December 31, 2019 - $476,341), Customer B is $15,439 (December 31, 2019 - $172,842), Customer C is $Nil (December 31, 2019 - $678,100) and Customer D is $150,300 (December 31, 2019 - $149,066).

To reduce the credit risk of accounts receivable, the Company regularly reviews the collectability of accounts receivable to ensure there is no indication that these amounts will not be fully recovered.

(b) Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet the Company's financial obligations as they fall due.  The Company's approach to managing liquidity risk is to ensure, as far as possible, that it will have sufficient liquid funds to meet the Company's liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company's reputation.

As at December 31, 2020, the Company has cash in the amount of $1,049,049 (December 31, 2019 - $4,418,236) and accounts receivable of $535,659 (December 31, 2019 - $1,824,563) to settle current liabilities of $958,086 (December 31, 2019 - $1,795,745) with the following due dates; trade accounts payable of $786,354 (December 31, 2019 - $1,100,376) are due within three months; and due to related party balances of $28,423 (December 31, 2019 - $537,644), income tax payable of $91,566 (December 31, 2019 - $71,341) and current portion of lease liability of $51,743 (December 31, 2019 - $86,384).  All payables are due within a year.  The amount of the Company's remaining undiscounted contractual maturities for the lease liabilities is approximately $100,709 (December 31, 2019 - $122,534) which are due between one to five years.

(c) Market risk

The significant market risks to which the Company is exposed are interest rate risk and currency risk.

(i) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in market interest rates.  The Company's cash consists of cash held in bank accounts that earn interest at variable rates.  Due to the short-term nature of this financial instrument, fluctuations in market rates of interest do not have a significant impact on the estimated fair value or future cash flows.

(ii) Currency risk

The Company is exposed to currency risk to the extent expenditures incurred or funds received and balances maintained by the Company are denominated in Canadian dollars ("CAD").  The Company does not manage currency risk through hedging or other currency management tools.

As at December 31, 2020 and December 31, 2019, the Company's net exposure to foreign currency risk is as follows (in US):

	December 31, 2020	December 31, 2019
Net (liabilities)	$(34,775)	$(55,554)

Kelso Technologies Inc. Management Discussion and Analysis Year Ended December 31, 2020 (Expressed in US Dollars unless otherwise indicated)	Page 17 of 24

Based on the above, assuming all other variables remain constant, a 2% (2019 - 14%) weakening or strengthening of the USD against the CAD would result in approximately $696 (December 31, 2019 - $7,776) foreign exchange loss or gain in the consolidated statements of operations.

(iii) Other price risk

Other price risk is the risk that the future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or currency risk.  The Company is not exposed to other price risk.

CAPITAL MANAGEMENT

The Company considers the Company's capital to be comprised of capital stock.  The Company's objectives in managing the Company's capital is to maintain the Company's ability to continue to operate as a going concern and to further develop the Company's business goals.

In order to facilitate the management of the Company's capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.  Management reviews the capital structure on a regular basis to ensure the business objectives are met.  There were no changes to the Company's approach to capital management during 2020.  There are no externally-imposed restrictions on the Company's capital.

The Company's capital needs for 2020 were successfully financed from operations and existing capital reserves.  Given the persisting unpredictable COVID-19 economic circumstances Management carefully assessed the Company's future capital needs going forward.  The recent sharp decline of the Company's revenues compromised the Company's available capital reserves to fund the Company's 2021 business affairs.  It was determined that the Company should access new equity capital to ensure that Kelso has adequate working capital to service the Company's 2021 and 2022 needs.

Subsequent to December 31, 2020 the Company completed a private placement whereby 7,000,000 units were issued at a price of CAD$0.91 per unit, with each unit being comprised of one common share of the Company and one-half of one common share purchase warrant.  Each whole warrant can be exercised at a price of CAD$1.15 on or before 4:00 p.m. (Vancouver time) on March 4, 2022 and CAD$1.30 on or before 4:00 p.m. (Vancouver time) on March 4, 2023.  The private placement is entirely arm's length and the transaction did not materially affect control of the Company.  Capital resources are now expected to protect the Company's ability to conduct ongoing business operations as planned for the foreseeable future.

DISCLOSURE CONTROLS AND PROCEDURES

The Company maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete, accurate, reliable and timely.  The disclosure controls and procedures ("DC&P") are designed to provide reasonable assurance that information required to be disclosed in the annual filings, interim filings or other reports filed under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation and include controls and procedures designed to ensure that information required to be disclosed is accumulated and communicated to Management, including the Company's certifying officers, as appropriate to allow timely decisions regarding required disclosure.

The President and Chief Executive Officer and Chief Financial Officer of the Company have evaluated, or caused the evaluation of, under their direct supervision, the design effectiveness of the Company's DC&P (as defined in Regulation 52-109 - Certification of Disclosure in Issuer's Annual and Interim Filings) as at December 31, 2020 and have concluded that such DC&P were designed effectively.

Kelso Technologies Inc. Management Discussion and Analysis Year Ended December 31, 2020 (Expressed in US Dollars unless otherwise indicated)	Page 18 of 24

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal controls over financial reporting ("ICFR") to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Management has evaluated the design of the Company's ICFR as defined in Regulation 52-109 - Certification of Disclosure in Issuer's Annual and Interim Filings.  The evaluation was based on the criteria established in the "Internal Control-Integrated Framework" issued by the Committee of Sponsoring Organizations (2013) ("COSO").  This evaluation was performed by the President and Chief Executive Officer and Chief Financial Officer of the Company with the assistance of other Company's management and staff to the extent deemed necessary.  Based on this evaluation, the President and Chief Executive Officer and Chief Financial Officer concluded that the ICFR were effectively designed as at December 31, 2020.

In spite of the Company's evaluation, Management does recognize that any controls and procedures; no matter how well designed and administrated, can only provide reasonable assurance and not absolute assurance of achieving the desired control objectives.

RISKS AND UNCERTAINTIES

The Company's business operations involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results expressed or implied by forward looking statements in this MD&A.  The Company is diligent in minimizing exposure to business risk, but by the nature of the Company's activities and size, will always involve some risk.  These risks are not always quantifiable due to their uncertain nature.

"Covid-19"

On March 11, 2020, the World Health Organization declared the ("COVID-19") outbreak a pandemic creating an unprecedented global health and economic crisis.  COVID-19's impact on global markets has been significant through December 2020 and subsequent to the date of the financial statements.  The situation continues to rapidly evolve.  The duration and magnitude of COVID-19's effects on the economy, and on the Company's financial and operational performance remains uncertain at this time.

The Company will continue to closely monitor the potential impact of the COVID-19 on the Company's business.  Should the duration, spread or intensity of the COVID-19 pandemic further deteriorate in 2021, there could be a potentially material and negative impact on the Company's operating plans, the Company's liquidity and cash flows, and the valuation of the Company's long-lived assets, potential future decreases in revenue from the sale of the Company's products and the profitability of the Company's ongoing operations.

"The Company's products involve detailed proprietary and engineering knowledge and specific customer adoption criteria.  If the Company is not able to effectively protect the Company's intellectual property or cater to specific customer adoption criteria, the Company's business may suffer a material negative impact and could fail."

The success of the Company will be dependent on the Company's ability to successfully develop; qualify under current industry regulations; and protect the Company's technologies by way of patents and trademarks.

Kelso Technologies Inc. Management Discussion and Analysis Year Ended December 31, 2020 (Expressed in US Dollars unless otherwise indicated)	Page 19 of 24

The Company has obtained patents for the Company's external constant force spring pressure relief valves and a one-bolt manway system, vacuum relief valve and bottom outlet valve.  If the Company is unable to secure trademark and patent protection for the Company's intellectual property in the future, or that protection is inadequate for future products, the Company's business may be materially adversely affected.

Further, there is no assurance that the Company's railroad equipment products and other aspects of the Company's business do not or will not infringe upon patents, copyrights or other intellectual property rights held by third parties.  Although the Company is not aware of any such claims, the Company may become subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of the Company's business.  If the Company is found to have violated the intellectual property rights of others, the Company may be enjoined from using such intellectual property, and the Company may incur licensing fees or be forced to develop alternatives.  In addition, the Company may incur substantial expenses and diversion of management time in defending against these third-party infringement claims, regardless of their merit.  Successful infringement or licensing claims against the Company may result in substantial monetary liabilities, which may materially and adversely disrupt the Company's business.

"The Company may be unable to secure or maintain regulatory qualifications for the Company's products."

AAR has specific adoption criteria that must be met before the Company's products can be utilized by customers in the railroad industry.  The Company has been successful in obtaining AAR approvals for the Company's key products; however, there is no guarantee that the Company's products will continue to meet AAR standards and adoption criteria as they evolve or that new products developed by the Company will receive AAR approval.  In addition, certain customers may have specific adoption criteria beyond what is required by the AAR, and there is no guarantee that the Company will be able to cater to these specific adoption criteria.  The Company's failure to meet AAR and customer adoption criteria could have a material negative impact on the Company's ability to obtain purchase orders and generate revenue.

"The Company may not have sufficient capital to meet increases in business demands and may be unable to sustain the Company's ability to grow the Company's operations as anticipated."

Although the Company had a positive working capital in the amount of $6,251,893 as at December 31, 2020, the Company can, from time to time, face a working capital deficit.  To maintain the Company's activities, the Company may require access to additional capital through the sale of securities or obtaining debt financing.  There can be no assurance that the Company will be successful in obtaining such additional financing and failure to do so could result in the inability of the Company to develop new products; meet production schedules; execute delivery orders; and continue the Company's operations.

Given the unpredictable COVID-19 economic circumstances Management carefully assessed the Company's future capital needs at year end.  The sharp decline of the Company's revenues in 2020 compromised the Company's available capital reserves to fund the Company's 2021 business affairs.  It was determined that the Company should access new equity capital to ensure that Kelso has adequate working capital to service the Company's 2021 and 2022 needs.  Subsequent to December 31, 2020 the Company completed a private placement whereby 7,000,000 units were issued at a price of CAD$0.91 per unit, with each unit being comprised of one common share of the Company and one-half of one common share purchase warrant.  Each whole warrant can be exercised at a price of CAD$1.15 on or before 4:00 p.m. (Vancouver time) on March 4, 2022 and CAD$1.30 on or before 4:00 p.m. (Vancouver time) on March 4, 2023.  The private placement is entirely arm's length and the transaction did not materially affect control of the Company.  Capital resources are now expected to protect the Company's ability to conduct ongoing business operations as planned for the foreseeable future.

Kelso Technologies Inc. Management Discussion and Analysis Year Ended December 31, 2020 (Expressed in US Dollars unless otherwise indicated)	Page 20 of 24

"The Company has a limited history of earnings and may not be able to achieve the Company's growth objectives."

The Company has a limited history of earnings.  The Company is subject to all of the business risks and uncertainties associated with any business enterprise which is transitioning from product development to profitable operations, including the risk that the Company will not achieve the Company's growth objectives.

There is no assurance that the Company will be able to successfully complete the Company's business development plans or operate profitably over the short or long-term.  The Company is dependent upon the good faith and expertise of Management to identify, develop and operate commercially viable product lines.  No assurance can be given that the Company's efforts will result in the development of additional commercially viable product lines or that the Company's current product lines will prove to be commercially viable in the long-term.  If the Company's efforts are unsuccessful over a prolonged period of time, the Company may have insufficient working capital to continue to meet ongoing obligations and the Company's ability to obtain additional financing necessary to continue operations may also be adversely affected.  Even if the Company is successful in developing one or more additional product lines, there is no assurance that these product lines or the Company's existing product lines will be profitable.

"New commercial markets for the Company's products may not develop as quickly as anticipated or at all."

Markets for the Company's products may not develop as quickly as anticipated, or at all, resulting in the Company being unable to meet the Company's revenue and production targets.  This may have a material negative impact on the Company, particularly if the Company has incurred significant expenses to cater to increased market demand and such market demand does not materialize.

"Unforeseen competition could affect the Company's ability to grow revenues as projected."

Although the Company has patents, trademarks and other protections in place to protect the proprietary technology on which the Company's business is dependent, competitive products may be developed in the future.  Competition could adversely affect the Company's ability to acquire additional market share or to maintain revenue at current and projected levels.

"Customer orders that are placed may be cancelled or rescheduled."

Although the Company makes efforts to ensure customers are satisfied with the Company's products, there is a risk that customers may cancel purchase orders before they are filled.  This may have a material negative impact on the Company, particularly if the Company has already ordered the component parts required to assemble the finished products for that order or if the Company has assembled the required finished products.  The negative impact may be mitigated by the Company's ability to utilize the component parts and finished products to satisfy other purchase orders, but there is no guarantee that the Company will able to mitigate the risk of loss to the Company from cancelled orders in this manner.

"The Company is dependent on a small number of OEM customers."

Although Management is optimistic about the Company's future as a railway equipment supplier, the Company is dependent upon three major customers that comprise the railroad tank car manufacturers for a significant portion of the Company's revenue.  Although customers have displayed a pattern of consistent product orders over the past 24 months and timely payment of accounts owing, there is no guarantee that sales to these customers will continue at current levels or that these customers will continue to satisfy their payment obligations to the Company in a timely manner.  The Company does not have any formal agreements for long-term, large-scale purchase orders with these customers and only sells to them when purchase orders are received.  The Company expects that this limited number of customers will continue to represent a substantial portion of the Company's sales for the foreseeable future.  The loss of any of these customers could have a material negative impact upon the Company and the Company's results of operations.

Kelso Technologies Inc. Management Discussion and Analysis Year Ended December 31, 2020 (Expressed in US Dollars unless otherwise indicated)	Page 21 of 24

"Current products may not perform as well as expected."

There is a risk that the Company's products may not perform as well as expected, which may result in customer complaints, returned products, product recalls and/or loss of repeat customer orders.  Any one of these effects may have a material negative impact on the Company's ability to generate revenue and continue operations.

"There may be a shortage of parts and raw materials."

The Company currently has multiple suppliers in the United States and Canada for each of the component parts and raw materials required to assemble the Company's finished products.  There is a potential risk that, from time to time, the Company could face a shortage of parts and raw materials in the future if the Company's suppliers are unable to support current or increased customer demand for the Company's products.  This could have a material negative impact on the business development plans of the Company, the Company's revenues and continued operations.

"Production capacity may not be large enough to handle growth in market demand."

The Company's production facilities may not be large enough to handle growing market demand for the Company's products if market demand is above projected levels.  The Company may not have sufficient capital to fund increased production at the Company's existing facilities or to add new production facilities, and even if the Company did have sufficient funds for these purposes, the turnaround time to increase production may not be fast enough to meet market demand.  This may have a material negative impact on the Company's ability to maintain existing customers and expand the Company's customer base, and the Company's ability to generate revenue at current and projected levels.

"The Company's product development efforts may not result in new qualified commercial products."

The Company's ambition to design research and develop new products for the railroad industry and outback terrain vehicle suspension market and to successfully develop new markets for the Company's products in other industries, such as the trucking industry, may not result in commercially accepted products or applications.  This may have a negative impact on the Company as the Company's current products may cease to be best-available technology and the Company may not have a replacement or alternative product offering.  The Company's investment in new product research and development is written off in the period in which it is incurred to account for the unpredictable nature of R&D projects.

"The Company may face uninsurable or underinsured risks."

In the course of development and production of railroad equipment products, certain risks, and in particular, destruction of production facilities by a natural disaster, acts of terrorism, acts of war or patent infringement may occur.  It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons.  Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company.  Of the above listed risks, only an act of war is truly uninsurable.  The Company maintains commercial general liability insurance for claims up to $4,000,000 in aggregate and $1,000,000 per incident, as well as product liability insurance for claims up to $4,000,000 in aggregate and $1,000,000 per incident.

Kelso Technologies Inc. Management Discussion and Analysis Year Ended December 31, 2020 (Expressed in US Dollars unless otherwise indicated)	Page 22 of 24

Although the Company believes that the insurance policies currently in place adequately insure the Company given the size of the Company's customer base and revenues from product sales, there is a risk that the Company's insurance coverage may not be sufficient to cover future products claims.

"Raw materials used by the Company for the production of the Company's products are subject to price fluctuations which could change profitability expectations."

Many of the materials used in the Company's products are common raw materials such as steel and rubber.  These raw materials can be subject to significant price fluctuations.  A steep rise in the price of such raw materials may have an adverse effect on the financial returns of the Company's products and could negatively impact the Company's operating results.  As the Company does not have any purchase agreements with customers, the Company are able to mitigate the risks associated with price fluctuations in the Company's raw materials by adjusting the pricing of the Company's products per quoted purchase order.  However, there is no guarantee that customers will continue to purchase the Company's products if prices are adjusted due to the fluctuation in the price of raw materials.

"The success of the Company's business depends substantially on the continuing efforts of the Company's senior executives, and the Company's business may be severely disrupted if the Company loses their services."

The future success of the Company heavily depends upon the continued services of the Company's senior executives and other key employees.  In particular, the Company relies on the expertise and experience of the Company's Chief Executive Officer and Chief Financial Officer and the Chief Operating Officer of Kelso Technologies Inc., Kelso Technologies (USA) Inc., KIQ X Industries Inc., KIQ Industries Inc., Kel-Flo Industries Inc. (formerly Kelso Innovative Solutions Inc.) and KXI Wildertec Industries Inc.  These individuals are under contractual obligations to the Company expiring on June 30, 2023, however, if one or more of the Company's senior executives were unable or unwilling to continue in their present positions, the Company might not be able to replace them easily or at all.  If any of the Company's senior executives joins a competitor or forms a competing company, the Company may lose clients, suppliers, key professionals, technical know-how and staff members.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, then actual results may vary materially from those described on forward-looking statements.

RELATED PARTY TRANSACTIONS

The remuneration of the Company's directors and three members of key Management, being the Chief Executive Officer, Chief Financial Officer and Chief Operating Officer who have the authority and responsibility for planning, directing and controlling the activities of the Company, consist of the following amounts:

	Year ended December 31, 2020	Year ended December 31, 2019
Management compensation	$641,845	$540,692
Management bonus*	$28,423	$496,894
Share-based expense	$335,155	$255,902
Directors fees	$163,000	$120,500

* The Company has Management bonus agreements whereby 10% of the annual income before taxes, amortization and share-based expense is equally distributed to Management.  This bonus is accrued by quarter and is paid based upon the audited year end balance not later than May 15 of the year following.

Kelso Technologies Inc. Management Discussion and Analysis Year Ended December 31, 2020 (Expressed in US Dollars unless otherwise indicated)	Page 23 of 24

As at December 31, 2020, amounts due to related parties include accounts payable which are unsecured and have no interest or specific terms of payments, are $28,423 (2019 - $537,644) consisting of $Nil (2019 - $40,750) for directors' fees and $28,423 (2019 - $496,894) for Management bonuses.

DISCLOSURE OF OUTSTANDING SHARE DATA

As of March 12, 2021, the Company had the following number of securities outstanding:

1) Common shares issued and outstanding:  54,170,086

2) Share purchase options outstanding:  4,495,000

3) Share purchase warrants outstanding:  3,500,000

SUBSEQUENT EVENTS

Subsequent to December 31, 2020 the Company completed a private placement whereby 7,000,000 units were issued at a price of CAD$0.91 per unit, with each unit being comprised of one common share of the Company and one-half of one common share purchase warrant.  Each whole warrant can be exercised at a price of CAD$1.15 on or before 4:00 p.m. (Vancouver time) on March 4, 2022 and CAD$1.30 on or before 4:00 p.m. (Vancouver time) on March 4, 2023.  The private placement is entirely arm's length and the transaction did not materially affect control of the Company.  Capital resources are now expected to protect the Company's ability to conduct ongoing business operations as planned for the foreseeable future.

Subsequent to the year ended December 31, 2020, the Company terminated the Technology Development Agreement with the inventor of the KXI Suspension System, including the consulting agreement for $10,000 per month.  The Company will still maintain all intellectual property rights acquired under the agreement and will still be liable for the 2.5% royalty.

OUTLOOK

The COVID-19 pandemic delivered a powerful economic setback for Kelso in 2020 as COVID-19 reshaped the business dynamics of the rail tank car industry.  Given the unprecedented challenges of the pandemic, the Company's main focus was the containment of negative impacts on the Company's business model and the protection of the Company's key productive assets.  The Company is concentrating on preparedness for post-pandemic normalization, scheduled product development and readiness for a strong restart of business growth.

Financial performance in 2020 suffered due to a 46% decline in sales activity over the prior year however, operating expenses were reduced by 5% which allowed Kelso to stay cash flow positive (net of non-cash items).  This economic decline clearly highlighted the seriousness of the potential threat to the Company's business survival.  The OEM rail tank car producers went into hibernation in April 2020 and have yet to return in a meaningful way.  However, the retrofit and repair business remained open allowing the continuation of the Company's operations.

Rail industry experts anticipate that the OEM producers will manufacture approximately 8,800 new tank cars in 2021.  In addition, significant retrofits are being evaluated to address the pending 2023 ethanol regulations as the ethanol industry plans for the appropriate post 2023 fleet size.  New tank car demand is expected to grow to 14,800 tank cars in 2022 and 19,100 tank cars in 2023.  The anticipated upswing in new build and retrofit activity combined with a growing number of qualified Kelso products are expected to fuel new financial growth from rail operations.

Kelso Technologies Inc. Management Discussion and Analysis Year Ended December 31, 2020 (Expressed in US Dollars unless otherwise indicated)	Page 24 of 24

Based on R&D results to date, the Company's KXI Suspension System, operated through the Company's wholly-owned subsidiary KIQ X Industries Inc.  ("KIQ"), has moved from a design "concept" half-ton vehicle to a more robust Heavy-Duty ("HD") host vehicle that is greater than 10,000 lbs.  The HD platform represents a much larger and more accessible commercial market opportunity to pursue.  This change in strategic direction is expected to reduce R&D costs as HD vehicles feature better transmissions, diesel options, payload capacity and tougher durability.  Going forward the Company will rely on the engineering group that includes professional automotive engineers, software specialists and regulatory experts engaged by KIQ.  The Company's main objective is to ensure the KXI Suspension System provides complete compliance with all federal standards and regional regulations including warranty support from the Company and host vehicle OEMs.  Kelso will push toward final pre-production HD design specifications in 2021 and pilot production and sales in 2022.

The Company will continue the development of promising new products despite rising uncertainties and economic disruptions.  In the heavily regulated transportation industry the Company's R&D projects are complex and expensive.  Timing of regulatory approvals and new revenue streams remains unpredictable and certainly not guaranteed to develop at all.  Management continues to assess research discoveries, new product viability, tighter budget restrictions and market potential of all of the Company's R&D programs and adjusts strategic plans as part of the Company's R&D risk management.

Operationally the Company still falls within the exemptions for businesses that provide essential products and workforces that carry out critical manufacturing.  The Company's facilities in Bonham, Texas remain open and the Management is committed to the health, welfare and safety of the Company's employees, business partners and communities where the Company operates.  Management maintains full adherence to all COVID-19 measures put in place by applicable government authorities.

The Company has deployed capital resources sensibly to maintain financial health and liquidity during the pandemic.  The Company's working capital remained at a healthy level although much of this is invested in inventories to service future deliveries.  The financial capital secured subsequent to December 31, 2020 is expected to protect the Company's ability to conduct ongoing business operations for the foreseeable future.

Returning to pre-pandemic business volumes is expected to happen slowly.  The Company's future business prospects over the next three years are encouraging despite the current uncertainties.  The Company is ready to service customer needs when the pandemic subsides, and rail tank car activities are driven with new demand.  With no interest-bearing long-term debt to service, replenished capital reserves, broader sales prospects from a larger product portfolio, Kelso is working to exit the pandemic crisis with much stronger financial performance.

Kelso Technologies Inc.

James R.  Bond,

President and Chief Executive Officer

KELSO TECHNOLOGIES INC.

Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Expressed in US Dollars)

Smythe CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND DIRECTORS OF KELSO TECHNOLOGIES INC.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Kelso Technologies Inc. (the "Company") as of December 31, 2020 and 2019, and the related consolidated statements of operations and comprehensive income (loss), changes in equity and cash flows for the years ended December 31, 2020, 2019 and 2018, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years ended December 31, 2020, 2019 and 2018, in conformity with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

2

Smythe LLP | smythecpa.com

Vancouver
1700 – 475 Howe St
Vancouver, BC V6C 2B3
T: 604 687 1231
F: 604 688 4675

Langley
305 – 9440 202 St
Langley, BC V1M 4A6
T: 604 282 3600
F: 604 357 1376

Nanaimo
201 – 1825 Bowen Rd
Nanaimo, BC V9S 1H1
T: 250 755 2111
F: 250 984 0886

Smythe
CPA

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of intangible assets in the active suspension control system operating segment

As discussed in Note 8 to the consolidated financial statements, the intangible asset balance as of December 31, 2020 was $607,959, consisting of intellectual property rights related to the active suspension control system operating segment. As the intangible asset is not yet available for its intended use, the Company performs impairment testing on an annual basis or whenever events or changes in circumstances indicate that the carrying value of a cash generating unit ("CGU") might exceed its recoverable amount, which is determined using the fair value less costs of disposal method. The significant assumptions were determined to be estimated sales volumes, selling prices and costs per unit, and operating costs. The estimated recoverable value exceeds the carrying value as at December 31, 2020, therefore, the Company did not record an impairment charge in the CGU.

We identified the assessment of the fair value of intangible assets in the active suspension control system operating segment as a critical audit matter. There was a high degree of auditor judgment required to evaluate the significant assumptions used in determining the recoverable amount. The sensitivity of reasonably possible changes to those assumptions could have a significant impact on the determination of the recoverable amount and the Company's assessment of impairment.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the reasonableness of the Company's estimated sales volumes and selling prices by reviewing market data and through discussions with operational personnel, including discussions regarding the planned business initiatives for the active suspension control system operating segment and current plans for commercialization of the product. We evaluated the estimated costs per unit by testing the actual costs to build the prototype units. In addition, we assessed the reasonability of the number of projected unit sales.

Valuation of inventory

At December 31, 2020, the Company's inventory balance was $5,462,532. As discussed in Note 3 to the consolidated financial statements, the Company records inventory at the lower of cost on a weighted average basis and net realizable value. To assess inventory valuation, the Company conducts regular reviews of on-hand inventory quantities in excess of forecasted demand, by considering recent historical activity as well as anticipated or forecasted demand.

We identified the assessment of valuation of inventory as a critical audit matter. Auditing management's inventory valuation involved significant judgment because the estimates are based on several factors. In particular, in estimating inventory carrying value, management developed assumptions such as expectations of future sales quantities and the selling prices.

3

Smythe LLP | smythecpa.com

Vancouver
1700 – 475 Howe St
Vancouver, BC V6C 2B3
T: 604 687 1231
F: 604 688 4675

Langley
305 – 9440 202 St
Langley, BC V1M 4A6
T: 604 282 3600
F: 604 357 1376

Nanaimo
201 – 1825 Bowen Rd
Nanaimo, BC V9S 1H1
T: 250 755 2111
F: 250 984 0886

Smythe
CPA

The following are the primary procedures we performed to address this critical audit matter. We obtained an understanding, evaluated the design and tested the operating effectiveness of internal controls over the Company's costing of inventory. We compared the inventory on hand to related unit sales to assess the valuation of inventory and held discussions with management and operational personnel to help identify any slow-moving obsolete inventory.

Smythe LLP

Chartered Professional Accountants

We have served as the Company's auditor since 2006.

Vancouver, Canada
March 12, 2021

4

Vancouver
1700 – 475 Howe St
Vancouver, BC V6C 2B3
T: 604 687 1231
F: 604 688 4675

Langley
305 – 9440 202 St
Langley, BC V1M 4A6
T: 604 282 3600
F: 604 357 1376

Nanaimo
201 – 1825 Bowen Rd
Nanaimo, BC V9S 1H1
T: 250 755 2111
F: 250 984 0886

Smythe LLP | smythecpa.com

Kelso Technologies Inc.

Consolidated Statements of Financial Position

December 31

(Expressed in US Dollars)

	2020	2019
Assets
Current
Cash (Note 5)	$1,049,049	$4,418,236
Accounts receivable (Note 5)	535,659	1,824,563
Prepaid expenses	162,739	96,627
Inventory (Note 6)	5,462,532	3,394,192

	7,209,979	9,733,618
Property, plant and equipment (Note 7)	4,198,577	3,389,994
Intangible assets (Note 8)	607,959	607,959

	$12,016,515	$13,731,571

Liabilities
Current
Accounts payable and accrued liabilities (Note 11)	$814,777	$1,638,020
Income tax payable (Note 12)	91,566	71,341
Current portion of lease liability (Note 9)	51,743	86,384

	958,086	1,795,745
Long term portion of lease liability (Note 9)	97,506	90,551

	1,055,592	1,886,296
Shareholders' Equity
Capital Stock (Note 10)	23,366,542	23,366,542
Reserves (Note 10 (b))	4,661,847	4,238,309
Deficit	(17,067,466)	(15,759,576)

	10,960,923	11,845,275

	$12,016,515	$13,731,571

Approved on behalf of the Board:

"Peter Hughes" (signed)
Peter Hughes, Director

"Paul Cass" (signed")
Paul Cass, Director

See notes to consolidated financial statements

Kelso Technologies Inc.

Consolidated Statements of Changes in Equity

For the years ended December 31, 2020, 2019 and 2018

(Expressed in US Dollars)

	Capital Stock
	Number
	of common shares	Amount	Obligation to issue shares	Reserves	Deficit	Total
Balance, December 31, 2017	46,911,752	$23,231,252	$131,527	$3,490,526	$(19,288,072)	$7,565,233
Exercise of options	8,334	3,763	-	(1,263)	-	2,500
Shares issued	250,000	131,527	(131,527)	-	-	-
Share-based expense	-	-	-	403,548	-	403,548
Net income for the year	-	-	-	-	194,453	194,453
Balance, December 31 2018	47,170,086	$23,366,542	$-	$3,892,811	$(19,093,619)	$8,165,734
Share-based expense	-	-	-	345,498	-	345,498
Net income for the year	-	-	-	-	3,334,043	3,334,043
Balance, December 31, 2019	47,170,086	$23,366,542	$-	$4,238,309	$(15,759,576)	$11,845,275
Share-based expense	-	-	-	423,538	-	423,538
Net loss for the year	-	-	-	-	(1,307,890)	(1,307,890)
Balance, December 31, 2020	47,170,086	$23,366,542	$-	$4,661,847	$(17,067,466)	$10,960,923

See notes to consolidated financial statements

Kelso Technologies Inc.

Consolidated Statements of Operations and Comprehensive Income (Loss)

For the years ended December 31

(Expressed in US Dollars)

	2020	2019	2018
Revenues (Note 15)	$11,149,130	$20,550,682	$12,716,596
Cost of Goods Sold (Notes 6 and 7)	6,356,452	10,967,803	7,429,380

Gross Profit	4,792,678	9,582,879	5,287,216

Expenses
Office and administration	2,074,623	2,219,711	1,667,646
Management compensation (Note 11)	670,269	1,037,586	610,570
Research (Note 7)	1,391,712	1,129,007	1,352,817
Marketing	365,193	288,893	266,152
Travel	52,497	197,293	159,800
Accounting and legal	312,213	321,945	194,282
Share-based expense (Notes 10 (b) and 11)	423,538	345,498	403,548
Consulting	265,507	386,661	196,823
Investor relations	84,000	84,000	84,000
Foreign exchange (gain) loss	(11,254)	27,698	4,257
Amortization (Notes 7 and 8)	140,178	69,271	30,242
Bad debts	-	(20,206)	(14,689)

	5,768,476	6,087,357	4,955,448

Income (Loss) Before the Following:	(975,798)	3,495,522	331,768
Interest income	30,966	-	-
Write-off of inventory (Note 6)	(114,066)	(62,402)	(26,031)
Write-off of property, plant and equipment	-	-	(34,438)
Write-off of intangible assets (Note 8)	-	-	(328,010)

Income (Loss) Before Taxes:	(1,058,898)	3,433,120	(56,711)

Income Tax Expense (Recovery) (Note 12)
Current	248,992	99,077	(251,164)

Net Income (Loss) and Comprehensive Income (Loss) for the Year	$(1,307,890)	$3,334,043	$194,453

Basic Gain (Loss) Per Share (Note 14)	$(0.03)	$0.07	$0.00

Diluted Gain (Loss) Per Share (Note 14)	$(0.03)	$0.07	$0.00
Weighted Average Number of Common Shares Outstanding
Basic (Note 14)	47,170,086	47,170,086	47,117,369
Diluted (Note 14)	47,170,086	48,186,522	47,451,644

See notes to consolidated financial statements

Kelso Technologies Inc.

Consolidated Statements of Cash Flows

For the years ended December 31

(Expressed in US Dollars)

	2020	2019	2018

Operating Activities
Net income (loss)	$(1,307,890)	$3,334,043	$194,453
Items not involving cash:
Amortization (Notes 7 and 8)	898,705	384,827	277,580
Write-off of inventory (Note 6)	114,066	62,402	26,031
Write-off of property, plant and equipment	-	-	34,438
Write-off of intangible assets (Note 8)	-	-	328,010
Share-based expense	423,538	345,498	403,548
Bad debts (recovery)	-	(20,206)	(14,689)
Unrealized foreign exchange loss (gain)	(100)	(1,669)	4,257
	128,319	4,104,895	1,253,628
Changes in non-cash working capital
Accounts receivable	1,288,904	(580,122)	(556,101)
Prepaid expenses	(66,112)	13,631	73,708
Inventory	(2,178,694)	213,283	291,713
Accounts payable and accrued liabilities	(754,343)	262,725	399,416
Income tax payable	20,225	(395,398)	(254,528)
	(1,690,020)	(485,881)	(45,792)
Cash Provided by (Used in) Operating Activities	(1,561,701)	3,619,014	1,207,836
Investing Activities
Proceeds from disposition of property, plant and equipment	-	-	700
Acquisition of property, plant and equipment	(1,713,875)	(428,954)	(371,758)
Cash Used in Investing Activities	(1,713,875)	(428,954)	(371,058)
Financing Activities
Issue of common shares, net of share issue costs	-	-	2,500
Lease liability payments	(93,711)	(19,737)	-
Cash Provided by (Used in) Financing Activities	(93,711)	(19,737)	2,500
Foreign Exchange Effect on Cash	100	1,669	(4,257)
Inflow (Outflow) of Cash	(3,369,187)	3,171,992	835,021
Cash, Beginning of Year	4,418,236	1,246,244	411,223

Cash, End of Year	$1,049,049	$4,418,236	$1,246,244

Supplemental Cash Flow Information (Note 13)

See notes to consolidated financial statements

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in US Dollars)

1. NATURE OF OPERATIONS

Kelso Technologies Inc. (the "Company") was incorporated under the laws of British Columbia on March 16, 1987. The Company designs, engineers, markets, produces and distributes various proprietary pressure relief valves and manway securement systems designed to reduce the risk of environmental harm due to non-accidental events in the transportation of hazardous commodities via railroad tank cars. In addition, the Company is an engineering development company specializing in proprietary service equipment used in transportation applications. The Company trades on the Toronto Stock Exchange ("TSX") under the symbol "KLS", and the New York Stock Exchange ("NYSE") under the trading symbol "KIQ". The Company listed on the TSX on May 22, 2014 and on the NYSE on October 14, 2014. The Company's head office is located at 13966 18B Avenue, South Surrey, British Columbia, V4A 8J1.

Since December 31, 2019, the outbreak of the novel strain of coronavirus, specifically identified as "COVID-19", has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and physical distancing, have caused material disruption to business globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company in future periods.

2. BASIS OF PREPARATION

(a) Statement of compliance

These consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB").

These consolidated financial statements have been prepared under the historical cost basis, except for financial instruments, which are stated at their fair values. These consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

(b) Basis of presentation and consolidation

The consolidated financial statements include the accounts of the Company and its integrated wholly owned subsidiaries, Kelso Technologies (USA) Inc., Kel-Flo Industries Inc. (formerly Kelso Innovative Solutions Inc.), KIQ Industries Inc., and KXI Wildertec Industries Inc., which are all Nevada, USA, corporations except KIQ X Industries Inc. and KXI Wildertec Industries Inc., which were incorporated in British Columbia. Intercompany transactions and balances have been eliminated on consolidation. A subsidiary is consolidated from the date upon which control is acquired by the Company and all material intercompany transactions and balances have been eliminated on consolidation.

Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in US Dollars)

2. BASIS OF PREPARATION (Continued)

(c) Functional and presentation currency

The functional and presentation currency of the Company and its subsidiaries is the US dollar ("USD").

(d) Significant management judgments and estimation uncertainty

The preparation of consolidated financial statements in conformity with IFRS requires the Company's management to undertake a number of judgments, estimates and assumptions that affect amounts reported in the consolidated financial statements and notes thereto. Actual amounts may ultimately differ from these estimates and assumptions. The Company reviews its estimates and underlying assumptions on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and may impact future periods.

Significant management judgments

The following are significant management judgments in applying the accounting policies of the Company that have the most significant effect on recognition and measurement of assets, liabilities, income and expenses:

(i) Income taxes

The extent to which deferred tax assets can be recognized is based on an assessment of the probability of the Company generating future taxable income against which the deferred tax assets can be utilized. In addition, significant judgment is required in classifying transactions and assessing probable outcomes of tax positions taken, and in assessing the impact of any legal or economic limits or uncertainties in various tax jurisdictions.

(ii) Functional currency

The functional currency for the Company and its subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined its functional currency and that of its subsidiaries is the USD. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions that determined the primary economic environment.

(iii) Research and development expenditures

The application of the Company's accounting policy for research and development expenditures requires judgment in determining whether an activity is determined to be research or development, and if deemed to be development, whether it is probable that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions may change if new information becomes available. If new information becomes available indicating that it is unlikely that future economic benefits will flow to the Company, the amount capitalized is written off to profit or loss in the period the new information becomes available.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in US Dollars)

2. BASIS OF PREPARATION (Continued)

(d) Significant management judgment and estimation uncertainty (Continued)

Significant management judgments (Continued)

(iv)  Going concern assumption

The assessment of whether the going concern assumption is appropriate requires management to take into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period.

Estimation uncertainty

Information about estimates and assumptions that have the most significant effect on the recognition and measurement of assets, liabilities, income and expenses is provided below. Actual results may be substantially different.

(i) Impairment of long-lived assets

Long-lived assets consist of intangible assets and property, plant and equipment.

At the end of each reporting period, the Company reviews the carrying amounts of its long-lived assets to determine whether there is any indication that the carrying amount is not recoverable. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). When an individual asset does not generate independent cash flows, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. Assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Recoverable amount is the higher of fair value less costs of disposal and value in use. Fair value is determined as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

(ii) Useful lives of depreciable assets

The Company reviews its estimate of the useful lives of depreciable assets at each reporting date, based on the expected utilization of the assets. Uncertainties in these estimates relate to technical obsolescence that may change the utilization of certain intangible assets and equipment.

(iii) Inventories

The Company estimates the net realizable value of inventories, taking into account the most reliable evidence available at each reporting date.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in US Dollars)

2. BASIS OF PREPARATION (Continued)

(d) Significant management judgment and estimation uncertainty (Continued)

Estimation uncertainty (Continued)

(iii) Inventories (Continued)

The future realization of these inventories may be affected by future technology or other market-driven changes that may reduce future selling prices. A change to these assumptions could impact the Company's inventory valuation and impact gross margins.

(iv) Share-based expense

The Company grants share-based awards to certain officers, employees, directors and other eligible persons. For equity settled awards, the fair value is charged to the consolidated statements of operations and comprehensive income (loss) and credited to the reserves, over the vesting period using the graded vesting method, after adjusting for the estimated number of awards that are expected to vest.

The fair value of the equity-settled awards is determined at the date of the grant using the Black-Scholes option pricing model. Option pricing models require the input of highly subjective assumptions, including the expected volatility and expected life of the options. Changes in these assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options.

(v) Allowance for credit losses

The Company provides for doubtful debts by analyzing the historical default experience and current information available about a customer's credit worthiness on an account by account basis. Uncertainty relates to the actual collectability of customer balances that can vary from the Company's estimation.

(vi)  Lease liability

The Company uses estimation in determining the incremental borrowing rate used to measure the lease liability, specific to the asset, underlying currency, and geographic location. Where the rate implicit in the lease is not readily determinable, the discount rate of the lease obligations are estimated using a discount rate similar to the Company's specific borrowing rate. This rate represents the rate that the Company would incur to obtain the funds necessary to purchase the asset of a similar value, with similar payment terms and security in a similar environment. The Company applies judgement in determining whether the contract contains an identified asset, whether they have the right to control the asset, and the lease term.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in US Dollars)

2. BASIS OF PREPARATION (Continued)

(e) Approval of the consolidated financial statements

The consolidated financial statements of the Company for the year ended December 31, 2020 were approved and authorized for issue by the Board of Directors on March 12, 2021.

(f) New accounting standards issued but not yet effective

The Company has performed an assessment of new standards issued by the IASB that are not yet effective. The Company has assessed that the impact of adopting these accounting standards on its consolidated financial statements would not be significant.

3. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies:

(a) Inventory

Inventory components include raw materials and supplies used to assemble valves and manway covers, as well as finished valves and manway covers. All inventories are recorded at the lower of cost on a weighted average basis and net realizable value. The stated value of all inventories includes purchase and assembly costs of all raw materials and supplies, and attributable overhead and amortization. A regular review is undertaken to determine the extent of any provision for obsolescence.

(b) Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses, if any. The useful lives of intangible assets are assessed as either finite or indefinite.

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. A change in the expected useful life of the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates. Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at the cash-generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

The Company amortizes intangible assets with finite lives on a straight-line basis over their estimated useful lives as follows:

Patents - 5 years

Rights - 2 years

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in US Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b) Intangible assets (Continued)

Amortization begins when the intangible asset is ready for use. Product and technology development costs, which meet the criteria for deferral and are expected to provide future economic benefits with reasonable certainty are deferred and amortized over the estimated life of the products or technology once commercialization commences.

(c) Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated amortization. Leasehold improvements and prototypes are amortized on a straight-line basis over the lease term and estimated useful life respectively. Amortization is calculated over the estimated useful life of the property, plant and equipment at the following annual rates:

Building	- 4% declining-balance
Production equipment	- 20% declining-balance
Vehicles	- 30% declining-balance
Leasehold improvements	- 5 year straight-line
Prototypes	- 2 year straight-line

(d) Revenue recognition

Revenues from the sale of pressure relief valves, manway securement systems and related products is recognised when all the performance obligations identified in the customer contract, typically consisting of a purchase order, are satisfied. The performance obligations in a typical purchase order are the manufacture of the pressure relief valve, manway securement system and related accessories and delivery of those items. The Company recognizes revenue when collection is reasonably assured.

(e) Impairment of long-lived assets

The Company's tangible and intangible assets are reviewed for any indication of impairment at each statement of financial position date. If indication of impairment exists, the asset's recoverable amount is estimated. An impairment loss is recognized when the carrying amount of an asset, or its cash-generating unit, exceeds its recoverable amount. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of cash inflow from other assets or groups of assets.

The recoverable amount is the greater of the asset's fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the assets. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

(f) Income taxes

(i) Current and deferred income taxes

Income tax expense, consisting of current and deferred tax expense, is recognized in the consolidated statements of operations and comprehensive income (loss).

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in US Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f) Income taxes (Continued)

(i) Current and deferred income taxes (Continued)

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period-end, adjusted for amendments to tax payable with regard to previous years.

Deferred tax assets and liabilities and the related deferred income tax expense or recovery are recognized for deferred tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis.

Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income (loss) in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is reduced. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

(ii) Texas margin tax

Effective January 1, 2007, the state of Texas enacted an annual franchise tax known as the Texas margin tax, which is equal to 1% of the lesser of: (a) 70% of a taxable entity's revenue; and (b) 100% of total revenue less, at the election of the taxpayer: (i) cost of goods sold; or (ii) compensation. A provision for the margin tax owing has been recorded in the consolidated statements of operations and comprehensive income (loss).

(g) Foreign currency translation

The accounts of foreign balances and transactions are translated into USD as follows:

(i) Monetary assets and liabilities, at the rate of exchange in effect at the consolidated statement of financial position date.

(ii) Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

(iii) Revenue and expense items (excluding amortization, which is translated at the same rate as the related asset), at the rate of exchange prevailing at the transaction date.

Gains and losses arising from translation of foreign currency are included in the determination of net income (loss).

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in US Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h) Earnings per share

The Company presents basic earnings per share data for its common shares, calculated by dividing the earnings attributable to common shareholders of the Company by the weighted average number of shares outstanding during the period. The Company uses the treasury stock method for calculating diluted earnings per share. Under this method the dilutive effect on earnings per share is calculated on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds of such exercise would be used to purchase common shares at the average market price during the period. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

(i) Share-based expense

The Company grants share options to acquire common shares of the Company to directors, officers, employees and consultants. The fair value of share-based expense to employees is measured at grant date, using the Black-Scholes option pricing model, and is recognized over the vesting period for employees using the graded vesting method. Fair value of share-based expenses for non-employees is recognized and measured at the date the goods or services are received based on the fair value of the goods or services received. If it is determined that the fair value of goods and services received cannot be reliably measured, the share-based expense is measured at the fair value of the equity instruments issued using the Black-Scholes option pricing model.

For both employees and non-employees, the fair value of share-based expense is recognized on the consolidated statements of operations and comprehensive income (loss), with a corresponding increase in reserves. The amount recognized as expense is adjusted to reflect the number of share options expected to vest. Consideration received on the exercise of stock options is recorded in capital stock and the related share-based expense in reserves is transferred to capital stock.

(j) Capital stock

Proceeds from the exercise of stock options and warrants are recorded as capital stock in the amount for which the option or warrant enabled the holder to purchase a share in the Company. Any previously recorded share-based expense included in the share-based expenses reserve is transferred to capital stock on exercise of options. Capital stock issued for non-monetary consideration is valued at the closing market price at the date of issuance. The proceeds from the issuance of units are allocated between common shares and warrants based on the residual value method. Under this method, the proceeds are allocated first to capital stock based on the fair value of the common shares at the time the units are priced and any residual value is allocated to the warrants reserve. Consideration received for the exercise of warrants is recorded in capital stock, and any related amount recorded in warrants reserve is transferred to capital stock.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in US Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(k) Financial instruments

(i) Financial assets

Initial recognition and measurement

A financial asset is measured initially at fair value plus, for an item not at fair value through profit or loss, transaction costs that are directly attributable to its acquisition or issue. On initial recognition, a financial asset is classified as measured at amortized cost or fair value through profit or loss. A financial asset is measured at amortized cost if it meets the conditions that i) the asset is held within a business model whose objective is to hold assets to collect contractual cash flows, ii) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, and iii) is not designated as fair value through profit or loss.

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as follows:

Financial assets at fair value through profit or loss

Financial assets measured at fair value through profit and loss are carried in the consolidated statements of financial position at fair value with changes in fair value therein, recognized in the consolidated statements of operations and comprehensive income (loss).

Financial assets measured at amortized cost

A financial asset is subsequently measured at amortized cost, using the effective interest method and net of any impairment allowance.

Derecognition

A financial asset or, where applicable a part of a financial asset or part of a group of similar financial assets is derecognized when:

• the contractual rights to receive cash flows from the asset have expired; or

• the Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a 'pass-through' arrangement;  and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in US Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(k) Financial instruments (Continued)

(ii) Financial liabilities

Financial liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument. A financial liability is derecognized when it is extinguished, discharged, cancelled or when it expires. Financial liabilities are classified as either financial liabilities at fair value through profit or loss or financial liabilities subsequently measured at amortized cost. All interest-related charges are reported in profit or loss within interest expense, if applicable.

Amortized cost

A financial liability at amortized cost is initially measured at fair value less transaction costs directly attributable to the issuance of the financial liability. Subsequently, the financial liability is measured at amortized cost based on the effective interest rate method.

Fair value through profit or loss ("FVTPL")

A financial liability measured at FVTPL is initially measured at fair value with any associated transaction costs being recognized in profit or loss when incurred. Subsequently, the financial liability is re-measured at fair value, and a gain or loss is recognized in profit or loss in the reporting period in which it arises.

Derecognition

The Company derecognizes a financial liability when the financial liability is discharged, cancelled or expired. Generally, the difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized in the consolidated statements of loss and comprehensive loss.

(iii) Fair value hierarchy

The Company categorizes financial instruments measured at fair value at one of three levels according to the reliability of the inputs used to estimate fair values. The fair value of financial assets and financial liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Financial assets and liabilities in Level 2 are valued using inputs other than quoted prices for which all significant inputs are based on observable market data. Level 3 valuations are based on inputs that are not based on observable market data.

(l) Leases

At inception, the Company assesses whether a contract contains an embedded lease. A contract contains a lease when the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

The Company, as lessee, is required to recognize a right-of-use asset ("ROU asset"), representing its right to use the underlying asset, and a lease liability, representing its obligation to make lease payments.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in US Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(l) Leases (Continued)

IFRS 16 Leases, provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value.

The Company recognizes a ROU asset and a lease liability at the commencement of the lease. The ROU asset is initially measured based on the present value of lease payments, plus initial direct cost, less any incentives received. It is subsequently measured at cost less accumulated amortization, impairment losses and adjusted for certain remeasurements of the lease liability. The ROU asset is amortized from the commencement date over the shorter of the lease term or the useful life of the underlying asset. The ROU asset is subject to testing for impairment if there is an indicator of impairment.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by the interest rate implicit in the lease, or if that rate cannot be readily determined, the incremental borrowing rate. The incremental borrowing rate is the rate which the operation would have to pay to borrow over a similar term and with similar security, the funds necessary to obtain an asset of similar value to the ROU asset in a similar economic environment.

Lease payments included in the measurement of the lease liability are comprised of:

• fixed payments, including in-substance fixed payments;

• variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

• amounts expected to be payable under a residual value guarantee;

• the exercise price under a purchase option that the Company is reasonably certain to exercise;

• lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option; and

• penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or a rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

Variable lease payments that do not depend on an index or a rate not included in the initial measurement of the ROU asset and lease liability are recognized as an expense in profit or loss in the period in which they are incurred.

The ROU assets are presented within "Property, plant and equipment" and the lease liabilities are presented in "Lease liability" on the consolidated statements of financial position.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in US Dollars)

4. CAPITAL MANAGEMENT

The Company considers its capital to be comprised of shareholders' equity.

The Company's objectives in managing its capital are to maintain its ability to continue as a going concern and to further develop its business. To effectively manage the Company's capital requirements, the Company has a planning and budgeting process in place to meet its strategic goals.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. Management reviews the capital structure on a regular basis to ensure the above objectives are met. There have been no changes to the Company's approach to capital management during the year ended December 31, 2020. There are no externally imposed restrictions on the Company's capital.

5. FINANCIAL INSTRUMENTS

Financial instruments are agreements between two parties that result in promises to pay or receive cash or equity instruments. The Company's financial instruments classified as level 1 in the fair value hierarchy are cash, accounts receivable, and accounts payable and accrued liabilities, as their carrying values approximate their fair values due to their short-term nature. The lease liability is classified as level 3.

The Company has exposure to the following risks from its use of financial instruments:

• Credit risk;

• Liquidity risk; and

• Market risk.

(a) Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. Cash are placed with major Canadian and US financial institutions and the Company's concentration of credit risk for cash and maximum exposure thereto is $1,049,049 (2019 - $4,418,236).

With respect to its accounts receivable, the Company assesses the credit rating of all customers and maintains provisions for potential credit losses, and any such losses to date have been within management's expectations. The Company's credit risk with respect to accounts receivable and maximum exposure thereto is $535,659 (2019 - $1,824,563). The Company's concentration of credit risk for accounts receivable with respect to its significant customers is as follows: Customer A is $105,820 (2019 - $476,341), Customer B is $15,349 (2019 - $172,842), Customer C is $nil (2019 - 678,100) and Customer D is $150,300 (2019 - $149,066) (Note 15).

To reduce the credit risk of accounts receivable, the Company regularly reviews the collectability of the accounts receivable to ensure there is no indication that these amounts will not be fully recoverable.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in US Dollars)

5. FINANCIAL INSTRUMENTS (Continued)

(b) Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they fall due. The Company's approach to managing liquidity risk is to ensure, as far as possible, that it will have sufficient liquid funds to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company's reputation.

At December 31, 2020, the Company has $1,049,049 (2019 - $4,418,236) of cash to settle current liabilities of $958,086 (2019 - $1,795,745) consisting of the following: accounts payable and accrued liabilities of $786,354 (2019 - $1,100,376), due to related party balance of $28,423 (2019 - $537,644), income tax payable of $91,566 (2019 - $71,341) and current portion of lease liability of $51,743 (2019 - $86,384). All payables classified as current liabilities are due within a year. The amount of the Company's remaining undiscounted contractual maturities for the lease liabilities is approximately $100,709 (2019 - $122,534) which are due between one to five years (Note 6).

(c) Market risk

The significant market risks to which the Company could be exposed are interest rate risk and currency risk.

(i) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in market interest rates. The Company is not exposed to significant interest rate risk.

(ii) Currency risk

The Company is exposed to currency risk to the extent expenditures incurred or funds received, and balances maintained by the Company are denominated in Canadian dollars ("CAD"). The Company does not manage currency risk through hedging or other currency management tools.

As at December 31, 2020 and 2019, the Company had the following net monetary assets denominated in CAD (amounts presented in USD):

	December 31, 2020	December 31, 2019
Cash	$52,084	$76,389
Accounts receivable	92,210	66,035
Accounts payable	(109,519)	(197,967)
	$(34,775)	$(55,543)

Based on the above, assuming all other variables remain constant, a 2% (2019 - 14%) weakening or strengthening of the USD against the CAD would result in approximately $696 (2019 - $7,776) foreign exchange loss or gain in the consolidated statements of operations and comprehensive income (loss).

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in US Dollars)

6. INVENTORY

	December 31, 2020	December 31, 2019
Finished goods	$124,290	$100,675
Raw materials and supplies	5,338,242	3,293,517
	$5,462,532	$3,394,192

Included in cost of goods sold is $4,937,761 (2019 - $9,443,243; 2018 - $5,974,854) of direct material costs recognized as expense. Inventory write-off during the year was $114,066 (2019 - $62,402; 2018 - $26,031).

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in US Dollars)

7. PROPERTY, PLANT AND EQUIPMENT

			Leasehold	Production
Cost	Land	Building	Improvements	Equipment	Prototypes	ROU Asset	Total
Balance, December 31, 2018	$12,558	$2,955,901	$43,715	$809,982	$406,160	$-	$4,228,316
Additions	-	-	-	7,166	564,234	117,004	688,404
Balance, December 31, 2019	$12,558	$2,955,901	$43,715	$817,148	$970,394	$117,004	$4,916,720
Additions	-	8,082	-	175,467	1,527,451	-	1,711,000
Balance, December 31, 2020	$12,558	$2,963,983	$43,715	$992,615	$2,497,845	$117,004	$6,627,720
Accumulated Amortization
Balance, December 31, 2018	$-	$516,117	$35,622	$520,991	$67,693	$-	$1,140,423
Amortization	-	97,592	1,619	58,515	216,365	12,212	386,303
Balance, December 31, 2019	$-	$613,709	$37,241	$579,506	$284,058	$12,212	$1,526,726
Amortization	-	93,849	1,295	67,784	665,597	73,892	902,417
Balance, December 31, 2020	$-	$707,558	$38,536	$647,290	$949,655	$86,104	$2,429,143
Carrying Value
December 31, 2019	$12,558	$2,342,192	$6,474	$237,642	$686,336	$104,792	$3,389,994
December 31, 2020	$12,558	$2,256,425	$5,179	$345,325	$1,548,190	$30,900	$4,198,577

Included in cost of goods sold is $134,067 (2019 - $131,617; 2018 - $179,645) of amortization related to property, plant and equipment.

Included in expenses is $140,178 (2019 - $69,271; 2018 - $21,435) of amortization related to property, plant and equipment.

Included in inventory is $3,712 (2019 - $1,476; 2018 - $5,902) of amortization related to property, plant and equipment.

Included in research is $624,460 (2019 - $183,939; 2018 - $67,693) of amortization related to property, plant and equipment, of which $Nil (2019 - $11,433; 2018 - $Nil) relates to vehicles under lease.

Included in prototype additions are vehicles under lease of $66,025 (2019 - $79,668; 2018 - $Nil) (Note 9).

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in US Dollars)

8. INTANGIBLE ASSETS

Cost	Patent	Rights	Total
Balance, December 31, 2018	$40,840	$672,959	$1,041,809
Impairment	-	-	(328,010)
Balance, December 31, 2019 and 2020	$40,840	$672,959	$713,799
Accumulated Amortization
Balance, December 31, 2018	$40,840	$65,000	$105,840
Amortization	-	-	-
Balance, December 31, 2019 and 2020	$40,840	$65,000	$105,840
Carrying Value
December 31, 2019 and 2020	$-	$607,959	$607,959

During the year ended December 31, 2010, the Company entered into an agreement to acquire a patent related to their manway securement systems. The Company is obligated to pay a 5% royalty in accordance with the agreement (Note 15).

On November 10, 2016, the Company entered into a technology development agreement to acquire all intellectual property rights (the "Products") of G & J Technologies, Inc. (the "Vendor") for consideration of $217,946, consisting of $25,000 in cash and 250,000 common shares with a fair value of $192,946. The shares were issued during the year ended December 31, 2017. On November 10, 2016, the Vendor also entered into a consulting agreement with the Company for a fee of $10,000 per month.

In addition, the Company will pay an additional $75,000 in cash and issue 750,000 common shares of the Company to the Vendor based on the following milestones:

• $25,000 cash and 250,000 common shares issuable on the filing of the first new patent application related to the Products (the Company paid the cash and issued the shares with a fair value of $208,486 during the year ended December 31, 2017);

• $25,000 cash and 250,000 common shares issuable on the successful completion of a commercially viable production prototype for the first Product (the Company accrued for the cash payment and shares to be issued with a fair value of $131,527 at December 31, 2017); the cash and shares were issued during the year ended December 31, 2018; and

• $25,000 cash and 250,000 common shares issuable on the completion of the sale of the first ten commercial vehicles incorporating the Products.

The Company is also required to pay a royalty to the Vendor of 2.5% of the net sales earned by the Company, to be paid within 30 days of the end of each calendar quarter. As at December 31, 2020 the Company has not earned any revenue from the sale of the Products.

At December 31, 2017, the Company had capitalized $328,010 of internal product development costs related to the construction of equipment. During the year ended December 31, 2018, as part of the testing phase, the equipment was destroyed and accordingly, management impaired the product development costs and recognized an impairment loss of $328,010.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in US Dollars)

9. LEASE LIABILITY

The Company has lease agreements for its warehouse space in Kelowna, British Columbia and for vehicles used in the development of prototypes (Note 7).

The continuity of the lease liability for the years ended December 31, 2020 and 2019 is as follows:

Lease liability	Warehouse	Vehicles	Total
Lease liability recognized as of December 31, 2018	$-	$-	$-
Lease liability recognized	117,004	79,668	196,672
Lease payments	(12,728)	(7,746)	(20,474)
Lease interest	509	228	737
Lease liability recognized as of December 31, 2019	$104,785	$72,150	$176,935
Additions	-	66,025	66,025
Lease payments	(77,009)	(22,586)	(99,595)
Lease interest	3,642	2,242	5,884
Leasing liability recognized as of December 31, 2020	$31,418	$117,831	$149,249

Current portion	$31,418	$20,325	$51,743
Long-term portion	-	97,506	97,506
	$31,418	$117,831	$149,249

The Company's non-current contractual lease obligations are as follows:

Year	Amount
2022	$25,083
2023	56,815
2024	13,278
2025	5,533
$100,709

10. CAPITAL STOCK

Authorized:

Unlimited Class A non-cumulative, preferred shares without par value, of which 5,000,000 are designated Class A, convertible, voting, preferred shares. No preferred shares have been issued.

Unlimited common shares without par value.

a) Common shares

During the year ended December 31, 2018, the Company issued 8,334 common shares pursuant to the exercise of stock options for gross proceeds of $2,500. Fair value previously recognized on options exercised of $1,263 was reclassified from reserves to capital stock.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in US Dollars)

10. CAPITAL STOCK (Continued)

a) Common shares (Continued)

During the year ended December 31, 2018, the Company issued 250,000 shares with a fair value of $131,527 pursuant to achieving the third milestone of the technology development agreement (Note 8). These common shares were recorded as shares to be issued at December 31, 2017.

(b) Stock options

The Company has a stock option plan (the "Plan") available to employees, directors, officers and consultants with grants under the Plan approved from time to time by the Board of Directors. Under the Plan, the Company is authorized to issue options to purchase an aggregate of up to 10% of the Company's issued and outstanding common shares. Each option can be exercised to acquire one common share of the Company. The exercise price for an option granted under the Plan may not be less than the market price at the date of grant less a specified discount dependent on the market price.

Options to purchase common shares have been granted to directors, employees and consultants as follows:

Exercise	Expiry	December 31,				December 31,
Price	Date	2019	Granted	Exercised	Expired	2020
$1.30(USD)	August 18, 2021	1,175,000	-	-	-	1,175,000
$0.90(USD)	July 6, 2022	50,000	-	-	-	50,000
$0.30(USD)	November 28, 2022	750,000	-	-	-	750,000
$0.50(USD)	August 20, 2023	750,000	-	-	-	750,000
$0.57(USD)	April 17, 2023	200,000	-	-	-	200,000
$1.45(USD)	May 17, 2024	10,000	-	-	-	10,000
$0.78(USD)	August 19, 2024	700,000	-	-	-	700,000
$0.82(USD)	November 8, 2024	10,000	-	-	-	10,000
$0.76(USD)	February 11, 2025	-	200,000	-	-	200,000
$0.75(USD)	August 18, 2025	-	750,000	-	-	750,000
Total outstanding		3,645,000	950,000	-	-	4,595,000
Total exercisable		2,831,667	316,665	-	-	3,721,667

Exercise	Expiry	December 31,				December 31,
Price	Date	2018	Granted	Exercised	Expired	2019
$0.70(CAD)	October 7, 2019	28,571	-	-	(28,571)	-
$6.85(CAD)	November 14, 2019	100,000	-	-	(100,000)	-
$1.30(USD)	August 18, 2021	1,175,000	-	-	-	1,175,000
$0.90(USD)	July 6, 2022	50,000	-	-	-	50,000
$0.30(USD)	November 28, 2022	750,000	-	-	-	750,000
$0.50(USD)	August 20, 2023	750,000	-	-	-	750,000
$0.57(USD)	April 17, 2023	200,000	-	-	-	200,000
$1.45(USD)	May 17, 2024	-	10,000	-	-	10,000
$0.78(USD)	August 19, 2024	-	700,000	-	-	700,000
$0.82(USD)	November 8, 2024	-	10,000	-	-	10,000
Total outstanding		3,053,571	720,000	-	(128,571)	3,645,000
Total exercisable		1,353,571				2,831,667

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in US Dollars)

10. CAPITAL STOCK (Continued)

(b) Stock options (Continued)

A summary of the Company's stock options as at December 31, 2020 and 2019, and changes for the years then ended are as follows:

		Weighted
		Average Exercise
	Number	Price
Outstanding, December 31, 2018	3,053,571	$0.92
Granted	720,000	$0.79
Expired	(128,571)	$4.22
Outstanding, December 31, 2019	3,645,000	$0.78
Granted	950,000	$0.75
Outstanding, December 31, 2020	4,595,000	$0.78

The weighted average contractual life for the remaining options at December 31, 2020 is 2.52 years (2019 - 3.0).

Share-based expense

Share-based expense of $423,538 (2019 - $345,498; 2018 - $403,548) was recognized in the year ended December 31, 2020 for stock options. The share-based expense relates to options granted during December 31, 2020, 2019, 2018 and 2017, which vest over time.

The fair value of stock options is estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	Year ended	Year ended	Year ended
	December 31, 2020	December 31, 2019	December 31, 2018
Risk-free interest rate (average)	0.51%	1.32%	2.15%
Estimated volatility (average)	67.29%	69.93%	66.56%
Expected life in years	5.00	5.00	5.00
Expected dividend yield	0.00%	0.00%	0.00%
Estimated forfeitures	0.00%	0.00%	0.00%
Grant date fair value per option	$0.38	$0.45	$0.29

Option pricing models require the use of highly subjective estimates and assumptions. The expected volatility assumption is based on the historical and implied volatility of the Company's common share price on the TSX. The risk-free interest rate assumption is based on yield curves on Canadian government zero-coupon bonds with a remaining term equal to the stock options' expected life. The Company uses historical data to estimate option exercise, forfeiture and employee termination within the valuation model.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in US Dollars)

11. RELATED PARTY TRANSACTIONS

Related party transactions not otherwise described in these consolidated financial statements are shown below. The remuneration of the Company's directors and other members of key management, being the Chief Executive Officer, Chief Financial Officer, and Chief Operating Officer who have the authority and responsibility for planning, directing and controlling the activities of the Company, consist of the following amounts:

	December 31,	December 31,	December 31,
	2020	2019	2018
Management compensation	$641,845	$540,692	$540,535
Management bonus*	28,423	496,894	70,035
Share-based expense**	335,155	255,902	262,261
Directors' fees	163,000	120,500	73,000
	$1,168,423	$1,413,988	$945,831

* The Company has management bonus agreements whereby 10% of the annual income before taxes, amortization and share-based expense is equally distributed to management.

** Share-based expense consists of the key management portion of the fair value of options granted calculated using the Black-Scholes option pricing model and does not include any cash compensation.

As at December 31, 2020, amounts due to related parties included accounts payable and accrued liabilities, which are unsecured and have no interest or specific terms of payments, of $28,423 (2019 - $537,644) consisting of $Nil (2019 - $40,750) for directors' fees and $28,423 (2019 - $496,894) for management bonus.

12. INCOME TAXES

The Company has $nil in non-capital losses in the US that may be applied against future taxable income.

The tax effect items that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities at December 31, 2020 and 2019 are as follows:

	December 31, 2020	December 31, 2019
Deferred income tax assets
Non-capital loss carry-forwards	$22,609	$221,178
Deferred income tax assets	$22,609	$221,178
Deficiency (excess) of carrying value over tax value of property, plant and equipment	$-	$(195,048)
Excess of carrying value over tax value of intangible assets	(22,609)	(26,130)
Deferred income tax liability	$(22,609)	$(221,178)
Net deferred tax asset (liability)	$-	$-

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in US Dollars)

12. INCOME TAXES (Continued)

Significant unrecognized tax benefits and unused tax losses for which no deferred tax assets is recognized as of December 31, 2020 and 2019 are as follows:

	December 31, 2020	December 31, 2019
Excess of tax value over carrying value of mineral properties	$1,536	$9,333
Non-capital losses carried forward	936,086	264,989
Property, plant and equipment	14,809	-
Lease liability	40,297	79,896
Unrecognized deductible temporary differences	$992,728	$354,218

Income tax expense differs from the amount that would be computed by applying the Canadian statutory income tax rate of 27.00% (2019 - 27.00%; 2018 - 27.00%) to income (loss) before income taxes as follows:

	December 31, 2020	December 31, 2019	December 31, 2018
Income (loss) before income taxes	$(1,307,890)	$3,334,043	$(56,711)
Statutory income tax rate	27.00%	27.00%	27.00%
Income tax (benefit) liability computed at statutory tax rate	(353,130)	900,192	(15,312)
Items not deductible for income tax purposes	147,116	(12,564)	77,417
Under provision of taxes in prior years	(84,532)	36,225	-
Change in timing differences	499,718	135,130	(80,965)
Impact of foreign exchange on tax assets and liabilities	(7,163)	(39,116)	(90,212)
Difference between Canadian and foreign taxes	-	-	3,403
Effect of change in tax rates	-	-	(42,564)
Unused tax losses and tax offsets not recognized	33,082	(983,204)	148,233
Income tax expense (recovery)	235,091	36,663	-
Penalties and interest included in income tax expense (recovery)	-	27,989	(290,818)
Texas margin tax and branch tax	13,901	34,425	39,654
Income tax expense (recovery)	$248,992	$99,077	$(251,164)

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in US Dollars)

13. SUPPLEMENTAL CASH FLOW INFORMATION

	December 31,	December 31,	December 31,
	2020	2019	2018
Shares issued for intangible assets	$-	$-	$131,527
Property, plant and equipment in accounts payable and accrued liabilities	$28,280	$97,180	$34,402
Interest paid	$9,088	$737	$-
Income taxes paid (recovered)	$229,233	$487,206	$(3,907)

14. EARNINGS PER SHARE

The calculation of basic and diluted earnings (loss) per share for the relevant years is based on the following:

	December 31,	December 31,	December 31,
	2020	2019	2018
Net income (loss) for the year	$(1,307,890)	$3,334,043	$194,453
Basic weighted average number of common shares outstanding	47,170,086	47,170,086	47,117,369
Effect on dilutive securities:
Options	-	1,016,436	334,275
Diluted weighted average number of common shares outstanding	47,170,086	48,186,522	47,451,644
Basic income (loss) per share	$(0.03)	$0.07	$0.00
Diluted income (loss) per share	$(0.03)	$0.07	$0.00

15. SIGNIFICANT CUSTOMERS

The following table represents sales to individual customers exceeding 10% of the Company's annual revenues:

	December 31,	December 31,	December 31,
	2020	2019	2018
Customer A	$5,505,214	$11,043,962	$6,158,718
Customer B	$485,674	$2,660,840	$1,524,550
Customer C	$2,710,540	$1,957,400	$1,093,303
Customer D	$1,280,155	$308,443	$16,346

The customers are major US and Canadian corporations who have displayed a pattern of consistent timely payment of amounts owing from sales.

The Company is obligated to pay a 5% royalty from sales of their manway securement systems until 2023 in accordance with the original acquisition agreement. During the year ended December 31, 2020, there were revenues from sales of the manway securement systems totalling $10,500 (2019 - $133,486; 2018 - $13,301).

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in US Dollars)

16. EMPLOYEE BENEFITS

Total employee benefit expenses, including salary and wages, management compensation, share-based expense and benefits for the year ended December 31, 2020 amounted to $3,803,757 (2019 - $4,451,529; 2018 - $3,275,011).

17. SEGMENTED INFORMATION

The Company operates in two business segments with operations and long-term assets in United States and Canada. The two business segments include the design, production and distribution of various proprietary products for the rail sector and active suspension control system for no road vehicles. At December 31, 2020, long term assets of $2,001,034 (2019 - $1,399,087) relates to the active suspension control system located in Canada and $2,941,310 (2019 - $2,347,234) relates to the rail sector located in the United States. During the year ended December 31, 2020, 2019 and 2018 there was no revenue related to the active suspension control system.

18. SUBSEQUENT EVENTS

Subsequent to the year ended December 31, 2020, the Company closed a private placement raising gross proceeds of approximately CAD$6,370,000 by issuing 7,000,000 units at CAD$0.91 per unit. Each unit consists of one common share and one-half share purchase warrant. Each whole warrant entitles the holder thereof to acquire one common share at a price of CAD$1.15 in year one and CAD$1.30 in year two.

Subsequent to the year ended December 31, 2020, the Company terminated the technology development agreement with the Vendor, including the consulting agreement for $10,000 per month, as described in Note 8. The Company will still maintain all intellectual property rights acquired under the agreement and will still be liable for the 2.5% royalty.